DUNDEE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2007

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements, the notes thereto and other financial information contained in the management’s discussion and analysis, are the responsibility of and have been prepared by the management of Dundee Corporation.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, of necessity, include items that reflect the best estimates and judgment of management.  Financial information presented elsewhere in this document is consistent with that shown in the consolidated financial statements.

Management has developed and maintains a system of internal accounting controls that is designed to ensure that transactions are properly authorized and recorded as they occur and to provide reasonable assurance that the Company’s assets are protected from unauthorized use.  Management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures in line with Canadian securities regulations.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Audit Committee, which is currently comprised of four independent directors, reviews the interim and annual consolidated financial statements and the management’s discussion and analysis and recommends them for approval by the Board of Directors.  Other key responsibilities of the Audit Committee include the monitoring of the Company’s system of internal control over financial reporting, including disclosure controls, and reviewing the qualifications, fees, independence and performance of the external auditors.  The Audit Committee reports its findings to the Board of Directors before the consolidated financial statements are approved by the Board of Directors.

The consolidated financial statements as at and for the year ended December 31, 2007 have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards.  The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related matters.  The consolidated financial statements as at December 31, 2006 and for the year then ended, prior to reclassification adjustments for discontinued operations as described in note 3, were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated March 30, 2007 and on the information in note 26 in their report dated May 8, 2007.  PricewaterhouseCoopers LLP audited those adjustments and found them to be appropriate.

(signed)

(signed)

Ned Goodman

Joanne Ferstman

President and

Executive Vice President,

Chief Executive Officer

Chief Financial Officer and Secretary

Toronto, Canada

April 10, 2008

DUNDEE CORPORATION

Independent Auditors’ Report

To the Directors of Dundee Corporation:

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Dundee Corporation (the “Company”) as at December 31, 2007.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheet of the Company as at December 31, 2007 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company’s consolidated financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

As described in note 1 to the consolidated financial statements, the Company adopted new accounting standards related to financial instruments on January 1, 2007.

The consolidated financial statements of the Company as at December 31, 2006 and for the year then ended, prior to the reclassification for discontinued operations as described in note 3, were audited by other auditors whose report dated March 30, 2007 expressed an unqualified opinion on those financial statements. We audited the reclassification adjustments that were applied to the 2006 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.  The other auditors also audited note 26 entitled “Differences Between Canadian and United States Generally Accepted Accounting Principles” as at December 31, 2006 and for the year then ended and whose report dated May 8, 2007 expressed an unqualified opinion thereon.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report On Internal Control Over Financial Reporting”.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

April 10, 2008

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at December 31, 2007 and 2006
(expressed in thousands of Canadian dollars)

	December 31, 2007	December 31, 2006
		(Restated - note 3)
ASSETS
Cash and cash equivalents	$ 126,915	$ 199,496
Accounts receivable	399,904	345,388
Client accounts receivable (note 4)	408,778	320,643
Trading securities owned (note 5)	263,943	n/a
Securities owned (note 5)	n/a	46,645
Available-for-sale securities (notes 1 and 6)	645,181	n/a
Equity accounted investments (notes 1 and 7)	289,041	321,343
Corporate investments (notes 1 and 6)	n/a	154,158
Deferred sales commissions (note 9)	207,005	173,802
Capital, real estate and other assets (note 10)	559,603	500,076
Goodwill and other intangible assets (notes 3 and 11)	705,439	440,676
Assets of discontinued operations (note 3)	3,287	1,047,207
TOTAL ASSETS	$ 3,609,096	$ 3,549,434

LIABILITIES
Bank indebtedness (note 12)	$ 43,125	$ 49,659
Accounts payable and accrued liabilities	349,742	283,006
Client deposits and related liabilities (note 13)	423,320	269,636
Trading securities sold short (note 5)	106,521	13,091
Income taxes payable	46,319	53,399
Corporate debt (note 14)	509,142	420,486
Preference shares, series 1 (note 15)	147,020	141,902
Future income tax liabilities (note 21)	134,862	87,143
Liabilities of discontinued operations (note 3)	2,395	940,494
	1,762,446	2,258,816

NON-CONTROLLING INTEREST	726,394	471,313

SHAREHOLDERS' EQUITY
Share capital (note 16)
Common shares	292,538	289,849
Contributed surplus	7,513	5,426
Retained earnings	818,885	525,525
Accumulated other comprehensive income (loss) (note 1)	1,320	(1,495)
	1,120,256	819,305
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,609,096	$ 3,549,434
The accompanying notes are an integral part of these consolidated financial statements

     Approved by the Board:

     (signed) Ned Goodman

(signed) Garth A.C. MacRae

     Director

Director

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the years ended December 31, 2007 and 2006
(expressed in thousands of Canadian dollars, except per share amounts)
	2007	2006
		(Restated - note 3)
REVENUES
Management fees	$ 557,268	$ 497,670
Redemption fees	14,725	13,026
Financial services	418,234	373,076
Real estate revenues	355,862	191,782
	1,346,089	1,075,554
Investment income (note 8)	58,256	37,711
	1,404,345	1,113,265
EXPENSES
Selling, general and administrative	347,916	325,644
Variable compensation	283,058	249,006
Trailer service fees	129,355	103,825
Operating costs, real estate	229,909	139,980
	990,238	818,455
OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	414,107	294,810
Amortization of deferred sales commissions	67,508	54,317
Depreciation, depletion and amortization	27,042	33,656
Interest expense	39,275	32,404
Fair value adjustment of available-for-sale securities (note 6)	37,607	-
Fair value adjustment to corporate investments	-	12,041
Unrealized (gain) loss on exchangeable debentures (note 14)	(18,237)	19,554
OPERATING EARNINGS	260,912	142,838
Share of earnings of equity accounted investees (note 8)	29,932	79,122
Dilution gains (note 3)	136,591	3,810
Income taxes (note 21)
Current	(103,678)	(74,142)
Future	12,208	(6,169)
	(91,470)	(80,311)
Non-controlling interest	(58,326)	(46,877)
NET EARNINGS FROM CONTINUING OPERATIONS	277,639	98,582
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest (note 3)	(79,815)	(11,584)
Share of earnings of discontinued operations of Dundee REIT,
net of tax (notes 3, 7 and 8)	95,909	6,691
NET EARNINGS FOR THE YEAR	$ 293,733	$ 93,689

NET EARNINGS PER SHARE (note 17)

Basic
Continuing operations	$ 3.68	$ 1.31
Discontinued operations	$ 0.22	$ (0.06)
Basic earnings per share	$ 3.90	$ 1.25
Diluted
Continuing operations	$ 3.49	$ 1.19
Discontinued operations	$ 0.29	$ (0.06)
Diluted earnings per share	$ 3.78	$ 1.13
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E I N C O M E

For the years ended December 31, 2007 and 2006
(expressed in thousands of Canadian dollars)
	2007	2006
NET EARNINGS FOR THE YEAR	$ 293,733	$ 93,689
Other comprehensive income (loss)
Unrealized losses on available-for-sale securities, net of taxes of $17,560	(42,440)	-
Transfer of realized loss to net earnings, net of taxes of $8,587	22,286	-
Unrealized foreign currency translation, net of taxes of $2,491	(9,132)	1,207
Share of other comprehensive loss of equity accounted investees,
net of taxes of $4,113	(9,755)	-
Non-controlling interest in other comprehensive income	12,178	-
Other comprehensive (loss) income from continuing operations	(26,863)	1,207

Unrealized loss from discontinued operations, net of taxes of $45,518	(94,819)	-
Transfer of loss from discontinued operations to net earnings,
net of taxes of $45,518	94,539	-
Other comprehensive loss from discontinued operations	(280)	-
Total other comprehensive (loss) income	(27,143)	1,207
COMPREHENSIVE INCOME	$ 266,590	$ 94,896
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the years ended December 31, 2007 and 2006
(expressed in thousands of Canadian dollars)
				Accumulated
				Other
	Common	Contributed	Retained	Comprehensive
	Shares	Surplus	Earnings	Income (Loss)	Total
Balance, December 31, 2005	$ 287,002	$ 3,813	$ 436,607	$ (2,702)	$ 724,720
Net earnings	-	-	93,689	-	93,689
Other comprehensive income	-	-	-	1,207	1,207
Issuance of Class A subordinate shares for cash	174	-	-	-	174
Issuance of Class A subordinate shares
for non-cash consideration	175	-	-	-	175
Stock based compensation	-	1,698	-	-	1,698
Exercise of options	3,343	-	(3,088)	-	255
Cancellation of deferred share units	-	(85)	-	-	(85)
Acquisition of Class A subordinate shares for cancellation	(845)	-	(1,683)	-	(2,528)
Balance, December 31, 2006, as previously reported	289,849	5,426	525,525	(1,495)	819,305
Transitional adjustment on adoption of new accounting policy (note 1)	-	-	468	29,958	30,426
Net earnings	-	-	293,733	-	293,733
Other comprehensive loss	-	-	(366)	(27,143)	(27,509)
Issuance of Class A subordinate shares for cash	71	-	-	-	71
Stock based compensation	-	2,087	-	-	2,087
Cancellation of options	-	-	(475)	-	(475)
Exercise of options	2,618	-	-	-	2,618
Balance, December 31, 2007	$ 292,538	$ 7,513	$ 818,885	$ 1,320	$ 1,120,256
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the years ended December 31, 2007 and 2006
(expressed in thousands of Canadian dollars)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings from continuing operations for the year	$ 277,639	$ 98,582
Non-cash items in net earnings:
Depreciation, depletion and amortization	94,550	87,973
Net investment gains	(40,060)	(30,794)
Share of unremitted equity earnings	(29,932)	(79,122)
Dilution gains	(136,591)	(3,810)
Fair value adjustment	37,607	12,041
(Gain) loss on exchangeable debentures	(18,237)	19,554
Future income taxes	(12,208)	6,169
Non-controlling interest	58,326	46,877
Stock based compensation	19,897	8,746
Other	5,216	398
	256,207	166,614
Changes in:
Accounts receivable	(5,812)	(104,843)
Accounts payable and accrued liabilities	25,965	65,015
Bank indebtedness	(6,534)	16,490
Income taxes payable	(6,615)	25,312
Trading securities owned and sold short, net	(113,037)	(20,455)
Client accounts receivable, net of client deposits and related liabilities	65,296	(62,604)
Development of land, housing and condominium inventory	(17,612)	(44,421)
Other real estate working capital	(9,573)	(12,670)
CASH PROVIDED FROM OPERATING ACTIVITIES	188,285	28,438
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties	(8,143)	(13,442)
Investment in other real estate assets	(30,421)	(67,789)
Investment in oil and gas property, plant and equipment	(20,589)	(7,971)
Net proceeds on sales of revenue properties	20,384	2,023
Sales commissions incurred on distribution of mutual funds	(100,711)	(86,811)
Proceeds from dispositions of corporate investments	268,161	32,399
Acquisitions of corporate investments	(713,951)	(53,917)
Cash disbursed in business combinations	(156,148)	(6,988)
Acquisition of capital and other tangible assets	(22,328)	(25,516)
CASH USED IN INVESTING ACTIVITIES	(763,746)	(228,012)
CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of preference shares, series 1, net of costs	-	145,261
Issuance of shares to non-controlling shareholders of subsidiaries	-	20,171
Redemption of debentures due September 2007	-	(150,000)
Change in real estate debt	(6,316)	98,937
Change in corporate debt	20,672	24,364
Issuance of Class A subordinate shares, net of issue costs	2,689	3,517
Acquisition of Class A subordinate shares, net of costs	-	(2,528)
Net issuance of shares by subsidiaries	519,463	(784)
Dividends paid by subsidiaries to non-controlling shareholders	(38,548)	(4,791)
CASH PROVIDED FROM FINANCING ACTIVITIES	497,960	134,147
NET DECREASE IN CASH DURING THE YEAR	(77,501)	(65,427)
Cash and cash equivalents, beginning of year	255,282	403,739
Net cash used in discontinued operations	(48,766)	(83,030)
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 129,015	$ 255,282

Cash and cash equivalents, beginning of year includes
Cash from continuing operations	$ 199,496	$ 368,523
Cash from discontinued operations	55,786	35,216
	$ 255,282	$ 403,739

Cash and cash equivalents, end of year includes
Cash from continuing operations	$ 126,915	$ 199,496
Cash from discontinued operations	2,100	55,786
	$ 129,015	$ 255,282
Cash flows from operating activities include the following:
Interest paid	$ 39,275	$ 46,351
Taxes paid	$ 115,256	$ 49,521
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Dundee Corporation (the “Company” or “Dundee Corporation”) is an asset management company dedicated to private wealth management, real estate and resources.  The Company’s domestic wealth management activities are carried out through its 59% controlled subsidiary, DundeeWealth Inc. (“DundeeWealth” (formerly DundeeWealth Management Inc.)).  Wealth management activities are also carried out internationally through operations in Bermuda and the Cayman Islands.  Together, these domestic and international wealth management operations provide a broad range of financial products and services to financial advisors, institutions, corporations and foundations.  Real estate operations are carried out primarily through the Company’s 77% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”), which operates as an owner/developer of residential and recreational properties in North America and asset manager of commercial real estate and infrastructure.  Real estate operations also include a 17% interest in Dundee Real Estate Investment Trust (“Dundee REIT”), a Canadian real estate investment trust.  The Company’s resource activities are carried out through Dundee Resources Ltd., (“Dundee Resources”), a wholly owned subsidiary.  Dundee Corporation also holds and manages its own investments, which include both publicly listed and private companies in a variety of sectors.  The Company is listed on The Toronto Stock Exchange (“TSX”) under the symbol (TSX – DC.A).

1.

SIGNIFICANT ACCOUNTING CHANGES

Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA handbook sections 3855 “Financial Instruments”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity”.

These standards require that all financial assets be classified as trading, available-for-sale (“AFS”), held-to-maturity (“HTM”) or loans and receivables.  Transaction costs that are directly attributable to the acquisition or issue of a financial instrument classified as other than trading, are added to the carrying amount.  Furthermore, these standards require that all financial assets be measured at fair value with the exception of loans and receivables, debt securities classified as HTM and AFS equities that do not have quoted market values in active markets.

Changes in the unrealized fair value of financial assets designated as trading continue to be reported in earnings in the consolidated statement of operations.  Changes in the unrealized fair value of financial assets designated as AFS are reported as other comprehensive income (“OCI”) in the consolidated statement of comprehensive income and are included in accumulated other comprehensive income (“AOCI”) until the financial asset is disposed of or becomes impaired, at which time, impairment losses are recognized in net earnings.

Classification of Financial Instruments

Trading Financial Assets and Liabilities

Trading financial assets and liabilities are securities that are purchased for resale and are generally held for short periods of time.  The Company’s trading portfolio is related to trading operations in DundeeWealth’s brokerage subsidiary.  Trading securities are measured at fair value at the balance sheet date.  Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or other third party evidence.  Both realized and unrealized gains and losses from changes in fair value are recorded in earnings and are reported in financial services revenue.

DUNDEE CORPORATION

Available-for-Sale Financial Assets

AFS financial assets are those non-derivative financial assets that are designated as AFS or that are not classified as loans and receivables, HTM, trading, or designated as fair value financial assets, and which are not subject to significant influence.  AFS securities are generally carried at fair values with unrealized gains and losses being included in AOCI as described above.  Where available, fair value is determined using quoted market prices from active markets.  Fair value for collateralized corporate loan obligations and other structured products, for which market quotations are not readily available, is provided by the third party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The selling dealer uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.  Equity securities without active markets may be valued at cost.

The Company’s approach to estimating fair value of  non-bank sponsored third party asset-backed commercial paper (“ABCP”) consisted of a review of the asset classes, a review of the information concerning the particular conduits that it owns and a series of proxies and industry information in determining the values to be used for financial reporting.  DBRS has reported that across all conduits, 78.5% of the assets consist of “structured financial assets” which are cash or synthetic collateralized debt obligations (“CDOs”) referencing corporate, asset-backed or commercial mortgage backed securities.  Some observable market indices that were utilized in this approach included: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, obtaining pricing of CDOs for asset-backed securities and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also required making various assumptions that may not be supported by observable market prices or rates.  The valuation approach was performed by asset class, breaking down the assets into leveraged and unleveraged categories.

Dividends, interest and realized gains and losses on the sale of AFS financial assets are included in investment income.

Write-downs for other-than-temporary impairments in value, as may be required, are included in the consolidated statement of operations.  The Company considers various criteria in the determination of other-than-temporary impairment including observable evidence of significant financial difficulty of an issuer, a breach in the terms and conditions of the security such as a default on interest or principal payments, the granting of a concession to the issuer that would not otherwise be considered and the disappearance of an active market for the underlying security, where one formerly existed.

Loans and Receivables

Loans and receivables continue to be accounted for at amortized cost.

Held-to-Maturity Financial Assets

Financial assets designated as HTM comprise non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that the Company has the intent and ability to hold to maturity.  HTM financial assets are recorded at amortized cost.  The Company has not presently designated any such assets.

Designated at Fair Value Financial Assets and Liabilities

Upon initial recognition, the Company may elect to designate financial assets and liabilities at fair value and subsequently account for them in the same manner as trading financial assets and liabilities.  The Company has not presently elected to designate any such assets or liabilities.

DUNDEE CORPORATION

Financial Liabilities

Financial liabilities include all liabilities, other than derivatives and trading financial liabilities relating to securities sold short, or liabilities that have been designated at fair value on initial recognition.  Financial liabilities are recorded at amortized cost.

Derivatives

Derivatives are carried at fair value and are generally reported as assets in circumstances when they have a positive fair value and liabilities when they have a negative fair value.  However, derivatives may be embedded in other financial and non-financial instruments.  Under the new standards, such embedded derivatives are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a freestanding derivative and the combined contract is not held for trading or designated at fair value.  Otherwise, embedded derivatives are classified as part of the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations.

Equity

AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity on a net of tax basis.

Hedge Accounting

The Company does not presently have any fair value or cash flow hedges.  Should the Company determine that it should acquire derivative instruments for risk management purposes, and when such financial instruments meet the criteria specified in section 3865, the Company may apply fair value hedge accounting or cash flow hedge accounting, as appropriate, to the risks being hedged.

For a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception and tested on an ongoing basis.  Documentation must include a description of the risk management objective and strategy of the specific asset, liability or cash flow being hedged and describe the test for the ongoing assessment of the effectiveness of the hedge.

Transitional Adjustment

In accordance with Canadian generally accepted accounting principles (“GAAP”), the standards previously described have been applied as an adjustment to opening retained earnings and AOCI.  Prior period balances have not been restated although descriptions may have been clarified to accord with updated nomenclature.

DUNDEE CORPORATION

The impact of adopting these standards as at January 1, 2007 is as follows:

		As at December 31, 2006
	As at	Transition	Pre-transition
	January 1, 2007	Adjustments	Adjustments
ASSETS
Cash and cash equivalents	$ 199,496	$ -	$ 199,496
Accounts receivable	344,610	(778)	345,388
Client accounts receivable	320,643	-	320,643
Securities owned	46,645	-	46,645
Available-for-sale securities	187,989	187,989	-
Equity accounted investments	336,697	15,354	321,343
Corporate investments	-	(154,158)	154,158
Deferred sales commissions	173,802	-	173,802
Capital, real estate and other assets	493,973	(6,103)	500,076
Goodwill and other intangible assets	440,676	-	440,676
Assets of discontinued operations	1,047,626	419	1,047,207
ADJUSTED ASSETS	$ 3,592,157	$ 42,723	$ 3,549,434
LIABILITIES
Bank indebtedness	$ 49,659	$ -	$ 49,659
Accounts payable and accrued liabilities	282,182	(824)	283,006
Client deposits and related liabilities	269,636	-	269,636
Trading securities sold short	13,091	-	13,091
Income taxes payable	53,206	(193)	53,399
Corporate debt	417,651	(2,835)	420,486
Preference shares, series 1	138,634	(3,268)	141,902
Future income tax liabilities	103,317	16,174	87,143
Liabilities of discontinued operations	940,494	-	940,494
ADJUSTED LIABILITIES	2,267,870	9,054	2,258,816
ADJUSTED NON-CONTROLLING INTEREST	474,556	3,243	471,313

SHAREHOLDERS' EQUITY
Share capital
Common shares	289,849	-	289,849
Contributed surplus	5,426	-	5,426
Retained earnings	525,993	468	525,525
Foreign currency translation adjustment	-	1,495	(1,495)
Accumulated other comprehensive income (loss)
Net foreign currency gains and losses on investment in self-sustaining operations	(671)	(671)	-
Changes in unrealized gains and losses on available-for-sale securities	33,831	33,831	-
Share of other comprehensive income of equity accounted investees	13,853	13,853	-
Non-controlling interest in other comprehensive income	(3,243)	(3,243)	-
Discontinued operations	280	280	-
Income taxes (recovery) deducted from the above items:
Changes in unrealized gains and losses on available-for-sale securities	(11,022)	(11,022)	-
Share of other comprehensive income of equity accounted investees	(4,565)	(4,565)	-

ADJUSTED SHAREHOLDERS' EQUITY	849,731	30,426	819,305
ADJUSTED SHAREHOLDERS' EQUITY AND LIABILITIES	$ 3,592,157	$ 42,723	$ 3,549,434

Convertible and Other Debt Instruments with Embedded Derivatives

On June 30, 2007, the Company adopted the provisions of CICA Emerging Issues Committee Abstract 164 “Convertible and Other Debt Instruments with Embedded Derivatives” on a retrospective basis.  The adoption of this abstract had no impact on the Company.

DUNDEE CORPORATION

2.

SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with Canadian GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary as well as the Company’s proportionate share of assets, liabilities, revenues and expenses of joint ventures in which it participates.  The Company’s major operating subsidiaries include:

		Year ended December 31, 2007	Year ended December 31, 2006
	Opening	Ending	Opening	Ending
	Ownership	Ownership	Ownership	Ownership
DundeeWealth	62%	45%	63%	62%
Dundee Realty	78%	77%	86%	78%
Eurogas Corporation	51%	51%	52%	51%

As a result of DundeeWealth’s equity issuances during 2007, the Company’s interest was diluted from 62% at December 31, 2006 to approximately 45% at December 31, 2007 and we were considered to have disposed of approximately 28% of our investment in DundeeWealth.  The Company maintains an approximate 59% voting interest in DundeeWealth and continues to consolidate the results of DundeeWealth in its financial statements.

Subsequent to December 31, 2007, the Company purchased an additional 5,279,000 common shares of DundeeWealth in the market, increasing its equity interest in DundeeWealth to 49.2%, assuming the conversion of preference shares held.

All intercompany transactions have been eliminated in these consolidated financial statements.  The non-controlling interest in the net book value of subsidiaries and in their net earnings are included as separate line items in the consolidated balance sheets and consolidated statements of operations, respectively.

Acquisitions

The Company accounts for business acquisitions as purchase transactions.  Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets on the basis of estimated fair values as at the date of purchase, including identifiable intangible assets and associated future income tax effects, with any excess being assigned to goodwill.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain.  Goodwill arising on acquisitions is allocated to business segments and is tested at least annually for impairment.  For interests acquired during the year, purchase accounting is applied on a prospective basis from the date of acquisition.

Use of Estimates

The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are made based on information available as at the date of the financial statements.  Fair value of financial instruments, including the Company's portfolio of ABCP and collateralized loan obligations (“CLOs”), income taxes, valuation of goodwill and other intangible assets, fair values of oil and gas properties and gas storage facilities, and the determination of contingencies are areas where management makes

DUNDEE CORPORATION

significant estimates and assumptions in determining the amounts to be recorded in the consolidated financial statements.  Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost, which approximates fair value.  Cash equivalents may include short-term financial instruments and investments in money market mutual fund products, all of which are highly liquid and immediately exchangeable into known amounts of cash.

Client Accounts

Client accounts receivable include both clients’ trading accounts and brokers’ and dealers’ trading accounts in DundeeWealth’s brokerage subsidiary.  Client deposits and related liabilities include client cash or trading balances.

In accordance with brokerage industry practice, client transactions are entered into on either a cash or a margin basis and are recorded on a trade-date basis.  If transactions are conducted on a margin basis, DundeeWealth’s brokerage subsidiary may extend credit to a client to purchase securities, and such securities purchased and/or other securities in the client’s account are held as collateral for the amounts loaned.  Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses.  DundeeWealth’s brokerage subsidiary engages in securities borrowing and lending transactions.  Cash received or delivered as collateral against these transactions is included in client accounts.

Allowance for Credit Losses

The Company maintains an allowance for credit losses which management considers adequate to absorb all credit-related losses.

Trading Securities Owned and Trading Securities Sold Short

The Company’s portfolio of trading securities owned and trading securities sold short consists of trading securities in DundeeWealth’s brokerage subsidiary.

Equity Accounted Investments

Investments in companies that are subject to significant influence by the Company are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee.  An interest in excess of 20% of the underlying voting shares of an investee would generally indicate that the Company has significant influence over that investee.  However, in certain circumstances, the Company may exert significant influence through majority representation on the investee’s board of directors or by other day-to-day participation in operations, although it may own less than 20%.  An equity accounted investment may be written down if its carrying value exceeds its estimated fair value if, in the opinion of management, such a decrease is other than temporary in nature.

Corporate Investments

Prior to the implementation of CICA handbook section 3855 “Financial Instruments”, corporate investments that were not subject to significant influence were accounted for using the cost method.  Corporate investments included investments in mutual funds and other investment products that are managed by subsidiaries of DundeeWealth.

Deferred Sales Commissions

Deferred sales commissions consist of sales commissions paid to financial advisors on the sale of investment management products sold on a deferred sales charge basis.  Commencing in the month they are paid, commissions are amortized on a straight-line basis over a five-year period.  The carrying value of deferred sales commissions is tested for impairment at least annually.

DUNDEE CORPORATION

Capital, Real Estate and Other Assets

Real Estate Assets

Land under development and housing and condominiums are stated at the lower of cost and net realizable value.  Net realizable value is calculated by estimating the future cash flows from such properties and discounting these cash flows at a risk-adjusted rate appropriate for a particular project.  Land held for development is stated at cost less impairment charges.

Capitalized costs on land under and held for development and on housing and condominiums include all expenditures incurred in connection with the acquisition, all related development costs, interest on project-specific and general debt, property taxes and applicable general and administrative expenses incurred during construction, less miscellaneous revenue earned during the construction period.  The cost of sale of land under development is allocated to each lot based on the projected total estimated cost to develop the entire subdivision, pro-rated based on street frontage for each lot.  The cost of sale of houses and condominiums is based on the total costs incurred up to the date of occupancy, as well as a provision for costs to complete.

Revenue properties are stated at historic cost less accumulated depreciation and impairment charges, if any.  The net book value of revenue properties under development includes interest on project-specific and general debt, property taxes, carrying charges and applicable general and administrative expenses incurred in the project development and construction periods, and initial leasing costs, less revenue earned prior to the project being declared operational.  The Company uses the straight-line method of depreciation for revenue properties, initial leasing costs and major expansions and renovations.  The estimated useful life of the properties is between 30 and 40 years.

If events or circumstances indicate that the carrying value of real estate assets may be impaired, a recoverability analysis is prepared based on estimated undiscounted future cash flows expected from property operations and projected disposition.  If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to the estimated fair value and an impairment loss is recognized.

Oil and Gas Expenditures

Deferred exploration and development expenditures are recorded pursuant to the full cost method of accounting whereby all costs related to the exploration for and development of oil and natural gas reserves are accumulated in separate country-by-country cost centres.  Impairment in respect of these expenditures is recognized when the carrying amount of the oil and gas properties, by cost centre, exceeds its estimated discounted future cash flows.  Estimated future cash flows is determined using estimated future commodity prices and estimated recoverable oil volumes, discounted at a risk-adjusted interest rate.  If impairment is recognized, the amount of the impairment is determined as the excess of the carrying amount over the fair value.  This cost centre impairment test is conducted at least annually and at each annual balance sheet date.

Depreciation and depletion of oil and gas properties and equipment, other than undeveloped properties, will be computed using the unit-of-production method whereby the ratio of production to proven reserves, before royalties, determines the proportion of depletable costs to be expensed.

Pre-development Costs of Utility Property

Deferred development costs in respect of the Company’s utility property are recorded pursuant to the full cost method of accounting.  Impairment in respect of these expenditures is recognized when the carrying value of the utility properties exceeds its estimated discounted future cash flows.  Estimated future cash flow is determined using the regulatory framework pursuant to which the utility property will be operated, discounted at a risk-adjusted rate of interest.

DUNDEE CORPORATION

The present value of expected future abandonment and reclamation costs is recorded at the time the obligation is incurred.  Actual reclamation and abandonment costs incurred are charged against the amount calculated, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation.

Capital and Other Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining-balance basis.  Annual amortization rates adopted by the Company range from 8% to 40%.  Leasehold improvements are amortized on a straight-line basis over the period of the lease.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund, deferred trademark costs, and intellectual property acquired in business combinations that are amortized on a straight-line basis over various terms ranging from five to 15 years.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets with an indefinite life, including investment management contracts, are not amortized but are tested for impairment at least annually, or when circumstances suggest that an impairment may have occurred.

Intangible assets identified as funds under administration and client relationships are amortized on a straight-line basis over 15 years and five years, respectively.  Intangible assets subject to amortization are tested for impairment when an event or change in circumstances indicates that the asset may be impaired.

Revenue Recognition

Wealth Management

Management fees are calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis over the period during which the related service is rendered.  The Company may also earn performance fees from certain of these managed assets when their market appreciation exceeds established benchmarks.  Performance fees are not recognized in earnings until the amounts can be established with certainty.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commissions of which were financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Securities transactions and related commission revenues are recorded in the consolidated financial statements on a trade-date basis.  Interest earned from or paid to client accounts and from trading securities owned or sold short is recognized on a net accrual basis as earned and has been included in financial services revenue.

Securities owned and securities sold short are classified as part of the trading portfolio.  Both realized and unrealized gains and losses from trading securities owned and securities sold short are included in the determination of net earnings.

Investment income includes interest and dividend income from investments which are recognized as earned, as well as realized investment gains and losses in respect of the Company’s available-for-sale securities or other assets.

Real Estate

Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, provided that the agreement is unconditional, at least 15% of the sale proceeds have

DUNDEE CORPORATION

been received and the collectability of the remaining proceeds is reasonably assured.  Revenue from housing projects is recognized when ownership has been transferred to the purchaser and collectability of the proceeds is assured.  Revenue from condominium projects is recognized by the percentage-of-completion method upon the sale of individual units when the following criteria have been satisfied: construction is beyond a preliminary stage, the purchaser is unable to demand a refund, sufficient units have been sold to secure that the condominiums will not revert to a rental property, sales prices are collectible and proceeds and costs can be estimated.  Unless all these conditions have been met, revenue is recognized when ownership has been transferred to the purchaser and collectability of the proceeds is assured.  Revenue from real estate revenue properties includes base rents and recoveries of operating expenses including property taxes, percentage participation rents, lease cancellation fees, parking income and other incidental income.  The Company’s real estate segment uses the straight-line method of rental revenue recognition on revenue properties whereby any contractual rent increase over the term of a lease is recognized in earnings over the lease term.  All other real estate revenue, including management fees, is recognized when earned with the exception of annual season passes to ski resort properties which are deferred and amortized over the ski season.

Oil and Gas Sales, Net of Royalties

Revenue from oil and gas sales are recognized when title passes to an external party.

Dilution Gains

Consolidation of subsidiaries and the application of the equity method of accounting may result in a dilution gain or loss if the Company’s interest in its subsidiary or equity accounted investee is reduced, either by a disposition or by the issuance of shares in the investment to an external party.  Dilution gains and losses in respect of consolidated subsidiaries are separately reported in the statement of operations.  Dilution gains and losses in respect of equity accounted investments are included in the Company’s share of earnings of equity accounted investees.

Income Taxes

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements.  The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases.  Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled.  A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Redeemable Preferred Shares

The Company has classified redeemable preferred shares as debt and, accordingly, dividends paid in respect of redeemable preferred shares are classified as interest expense.

Foreign Currency Translation

The Company’s foreign real estate subsidiaries and the foreign subsidiaries of the Company’s resources subsidiary are considered financially self-sustaining and operationally independent.  Accordingly, assets and liabilities of these subsidiaries that are denominated in foreign currencies are translated into Canadian dollars using the rate in effect on the consolidated balance sheet dates.  Revenues and expenses are translated at the average rate for the reporting periods.  Translation gains and losses are included in AOCI until there has been a realized reduction in the underlying investment.

All other foreign currency denominated amounts, including those of all other foreign subsidiaries which are considered integrated foreign operations, are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items.  Translation gains or losses are included in the determination of net earnings.

DUNDEE CORPORATION

Stock Based Compensation

The Company and its subsidiaries may issue stock based compensation to directors, financial advisors, employees and consultants under the terms of its share incentive plan and the share incentive plans of its subsidiaries.  These plans may include the issuance of stock options and stock based awards.

The Company uses the fair value method to account for stock based compensation.  The value of stock based compensation, as at the date of grant, including awards under the Company’s share incentive plan or the share incentive plans of its subsidiaries, is recognized over the applicable vesting period as compensation expense, generally with a corresponding increase in contributed surplus.  When stock options are exercised, the proceeds received, together with the amount in contributed surplus, are added to common share capital.  No expense is recognized for stock options granted before January 1, 2003.  At the time these options are exercised, the amount received is recorded as common share capital.

The Company’s contributions under its employee share purchase plan, and the employee and advisor share purchase plans of its subsidiaries, are expensed as incurred.

DundeeWealth has established a share loan plan for employees to purchase common shares of DundeeWealth.  Compensatory amounts in respect of DundeeWealth’s share loan plan are amortized on a straight-line basis over the three-year vesting period.

Earnings per Share

Basic earnings per share is computed by dividing the net earnings for the year, adjusted for cumulative dividends on preference shares, by the weighted average number of Class A subordinate voting shares (“Subordinate Shares”) and Class B common shares ("Class B Shares") outstanding during the year.

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding share incentive arrangements by applying the treasury stock method and by reflecting the dilutive effect of convertible preference shares.

Reclassification of 2006 Amounts

The consolidated financial statements for the year ended December 31, 2006 have been restated to reflect discontinued operations (note 3) and to conform to the presentation adopted for 2007.

DUNDEE CORPORATION

3.

BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

Significant Business Combinations, Dispositions and Reorganizations

Relating to the Wealth Management Segment

Disposition of Dundee Bank of Canada

On September 28, 2007, DundeeWealth completed the sale of its wholly owned subsidiary, Dundee Bank of Canada, for $260,000,000 in cash.  Concurrent with the sale, DundeeWealth entered into a separate agreement pursuant to which DundeeWealth issued equity to the purchaser for aggregate proceeds of $348,348,000.  Also in connection with the sale of Dundee Bank of Canada, DundeeWealth entered into a service agreement under which “white label” banking services will be made available to support DundeeWealth’s distribution of products through independent financial advisors across Canada.

Disposition of DFG Investment Advisers, Inc.

On December 31, 2007, DundeeWealth disposed of 90% of its interest in DFG Investment Advisers, Inc. (“DFG”), its New York based structured credit subsidiary, to certain executives.  DundeeWealth has agreed to enter into a services agreement with DFG pursuant to which it will fund certain costs to a maximum of $3,000,000.  In addition, the services agreement provides that DFG will continue to manage the Company’s portfolio of CLOs (note 6) for a two-year period commencing January 1, 2008, for a fee.

Operations Classified as Discontinued

The Company has determined that the operations and cash flows from Dundee Bank of Canada and DFG will be or have been substantially eliminated from its ongoing operations and that it will not have any significant continuing involvement.  Accordingly, the financial position of and operating results from the above entities have been classified as discontinued operations in the consolidated balance sheets and consolidated statements of operations of the Company.

Composition of assets and liabilities of discontinued operations as at December 31,

	2007	2006
Assets of Discontinued Operations
Cash and cash equivalents	$ 2,100	$ 55,786
Accounts receivable	863	7,606
Client accounts receivable	-	111,338
Available-for-sale securities	-	863,394
Deferred sales commissions	-	1,122
Capital and other assets	324	6,603
Goodwill and other intangible assets	-	1,358
	$ 3,287	$ 1,047,207
Liabilities of Discontinued Operations
Accounts payable and accrued liabilities	$ 2,395	$ 8,532
Client deposits and related liabilities	-	931,397
Income taxes payable	-	565
	$ 2,395	$ 940,494

Composition of loss from discontinued operations for the year ended December 31,

	2007			2006
	Dundee Bank	DFG	Total	Dundee Bank	DFG	Total
Revenues	$ 26,220	$ -	$ 26,220	$ 1,986	$ -	$ 1,986
Expenses	(32,548)	(8,945)	(41,493)	(14,336)	-	(14,336)
Impairment charge on available-for-sale securities (note 6)	(57,600)	-	(57,600)	-	-	-
Income taxes	23,647	368	24,015	290	-	290
Realization of loss in comprehensive income, net of taxes	(94,682)	-	(94,682)	-	-	-
Non-controlling interest	59,210	4,515	63,725	476	-	476
NET LOSS FROM DISCONTINUED OPERATIONS	$ (75,753)	$ (4,062)	$ (79,815)	$ (11,584)	$ -	$ (11,584)

DUNDEE CORPORATION

Acquisition of DF Investments S.A.

In June 2007, a subsidiary of DundeeWealth acquired DF Investments S.A. (formerly VMR Fund Management SA), a fund management company with assets under management of approximately $69,000,000.  The aggregate cash purchase price was $1,319,000 of which $218,000 was allocated to the cost of the investment management contracts and $980,000 was recorded as goodwill.  The investment management contracts acquired have been determined to have an indefinite life and the related intangible asset is not subject to amortization.

Step Acquisition in DWM Inc. (“DWM”) by DundeeWealth

In February 2007, DundeeWealth purchased the 16.3% non-controlling interest in DWM previously held by Caisse de dépôt et placement du Québec and DWM became a wholly owned subsidiary of DundeeWealth.  As a result of the transaction, the shareholders’ agreement that was previously in place with respect to DWM was terminated.  DundeeWealth accounted for the transaction as a step acquisition of DundeeWealth’s interest in DWM and the aggregate purchase price, after elimination of the non-controlling interest, was allocated to net assets acquired based on their estimated fair value on the date of acquisition.

The aggregate purchase price was $330,995,000, being the sum of the $154,500,000 cash paid to the non-controlling shareholder, the value of the 11,000,000 common shares of DundeeWealth issued to the non-controlling shareholder, based on the trading price of the shares at the date of closing and transaction costs of $605,000.  The purchase price, as detailed in the following table, was assigned to the assets and liabilities acquired.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$ 203,150
Other net assets	129,275
Future income tax liabilities	(67,040)
$ 265,385
Aggregate purchase price
Cash	$ 154,500
Common shares	175,890
Transaction costs	605
$ 330,995
Excess of the purchase price over net assets acquired assigned to the value of goodwill	$ 65,610

Reorganization of Dundee Wealth BHC

On November 3, 2006, DundeeWealth acquired a 100% interest in Dundee Wealth BHC from its parent, Dundee Corporation.  Accordingly, the earnings of Dundee Wealth BHC are subject to non-controlling interest from that date.

B. Comm Financial MGA Inc. (“B. Comm”)

On August 31, 2006, a subsidiary of DundeeWealth entered into a share purchase agreement to acquire all of the issued and outstanding shares of B. Comm, a company engaged primarily in providing insurance services to insurance brokerages.  Since the acquisition, DundeeWealth’s subsidiary paid cash of $3,591,000 and agreed to pay a further $685,000 to the former shareholders, subject to their meeting certain criteria, including revenue-related criteria, within three years from the date of the transaction.  The subsidiary of DundeeWealth has assumed this contingent consideration will be payable and has reflected this in the aggregate purchase price, resulting in an allocation of $4,151,000 to customer relationships which has been included in “goodwill and other intangible assets” on the Company’s consolidated balance sheet.  Customer relationships are amortized over their estimated

DUNDEE CORPORATION

life of five years.  DundeeWealth has recorded a future income tax liability of $1,256,000 in respect of this acquisition, with a corresponding increase in goodwill.

Harrington Lane Inc. (“Harrington”)

On February 28, 2006, DundeeWealth acquired all of the outstanding shares of Harrington, a professional advisory company.  DundeeWealth paid cash of $2,000,000 and issued 350,000 common shares with a stated value of $3,763,000 to the former principal shareholders of Harrington, who have committed themselves to DundeeWealth under employment contracts.  These common shares are being held in escrow and will be released to the former shareholders of Harrington subject to certain conditions of employment, over a five-year period.  The aggregate purchase price of $5,763,000 has been deferred and will be charged as a period expense over a five-year period.

Central Ontario Financial Group Inc. (“COFG”)

Effective January 1, 2006, a subsidiary of DundeeWealth entered into a share purchase agreement to acquire all of the issued and outstanding shares of COFG, a company engaged in the sale of insurance-related products.  The aggregate purchase price of $2,500,000 has been allocated to customer relationships which have been included in “goodwill and other intangible assets” on the Company’s consolidated balance sheet.  Customer relationships are amortized over their estimated life of five years.  DundeeWealth has recorded a future income tax liability of $742,000 in respect of this acquisition, with a corresponding increase in goodwill.

Significant Business Combinations, Dispositions and Reorganizations

Relating to the Real Estate Segment

Disposition of Portfolio Assets of Dundee REIT to GE Real Estate

On August 24, 2007, Dundee REIT completed the sale of certain properties (the “Eastern Portfolio”) to GE Real Estate (“GE”) for aggregate consideration of $2.3 billion.  Dundee REIT continues to own a portfolio of office and industrial properties, primarily in western Canada (the “Western Portfolio”).  On closing, Dundee REIT received cash of approximately $1.5 billion, which was subsequently utilized to redeem approximately 29.9 million Dundee REIT units.  In connection with the transaction, GE acquired approximately 3.5 million Dundee REIT units, giving GE an approximate 16% interest in Dundee REIT.

The Company accounts for its investment in Dundee REIT on an equity basis.  The Company elected to tender 3,873,594 Dundee REIT units pursuant to the transaction for which the Company received cash proceeds of $183,996,000.  As the Company tendered less than its proportionate share of Dundee REIT units relative to other unitholders, the Company’s interest in Dundee REIT increased from approximately 15% immediately prior to the transaction to approximately 18% immediately thereafter.  As the redemption of units resulted in the Company increasing its ownership interest in Dundee REIT, the aggregate redemption proceeds were applied against the carrying value of the Company’s investment in Dundee REIT.  The Company maintains the right to appoint the majority of the board of trustees of Dundee REIT, less one member, while it owns at least 2 million units.  At December 31, 2007, the Company held a 17% interest in Dundee REIT.

GE entered into an asset management agreement pursuant to which Dundee Realty will provide asset management services to GE with respect to the Eastern Portfolio.  Concurrently, Dundee REIT entered into a separate asset management agreement with Dundee Realty pursuant to which Dundee Realty will provide asset management services to Dundee REIT in respect of the Western Portfolio.

The results of operations in respect of properties sold pursuant to the transaction with GE have been identified by Dundee REIT as discontinued operations and have been reported separately, with prior year amounts also reclassified as discontinued operations.  In accordance with accounting requirements, during 2007, the Company recognized its share of the earnings of discontinued operations amounting to $95,909,000 (2006 - $6,691,000).

DUNDEE CORPORATION

Restructuring of Dundee Realty Corporation (“Dundee Realty”)

On June 19, 2006, the Company and the non-controlling shareholder of Dundee Realty restructured their holdings in Dundee Realty, pursuant to which, amongst other things, the Company exchanged certain of its holdings in common shares of Dundee Realty for redeemable preferred shares of Dundee Realty.  Concurrently, the non-controlling shareholder exercised options to acquire additional common shares of Dundee Realty at an aggregate exercise price of $1,680,000.  Following these transactions, the Company’s interest in Dundee Realty was diluted from 86.4% to 78.3%.

On July 31, 2006, Dundee Realty completed a series of further transactions that resulted in a substantial portion of the Company’s interest in Dundee REIT being separated from Dundee Realty and transferred into a new, wholly owned subsidiary of the Company.  In addition, as part of the restructuring, the non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable it to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.

Disposition of Interest in Dundee Management Limited Partnership (“DMLP”)

On May 12, 2006, Dundee Realty sold its 50% interest in DMLP, a property management and real estate advisory services company, to Dundee REIT.  Previously, Dundee REIT held a 50% interest in DMLP.  In consideration, the Company received 450,000 limited partnership units of Dundee Properties Limited Partnership (“DPLP”), a subsidiary of Dundee REIT, which may be converted, at the Company’s option, to units of Dundee REIT on a one-for-one basis.   During 2007, Dundee Realty received an additional 100,000 units of DPLP after having met the requirements for their release from escrow, and recognized a corresponding net gain of $892,000.

Significant Business Combinations, Dispositions and Reorganizations

Relating to the Resources Segment

Partial Disposition of Eurogas Corporation’s (“Eurogas”) interest in Escal UGS S.L. (“Escal”)

On December 20, 2007, Eurogas entered into agreements with ACS Servicios Comunicaciones y Energia S.L. (“ACS”) (the “ACS Transaction”), a Spanish construction group, pursuant to which ACS increased its ownership in Escal from 5% to 66.67%.  Correspondingly, Castor UGS Limited Partnership (“CLP”), of which Eurogas is a 73.7% owner, reduced its ownership in Escal from approximately 95% to 33.33%.

Under the terms of the ACS Transaction, in the event that a development concession in respect of the natural gas storage project is not granted by the Spanish authorities within 180 days from the date of the ACS Transaction, CLP will purchase and ACS will sell, at nominal value, a number of shares of Escal such that ACS will return to having a 5% ownership, CLP will return to having a 95% ownership and all agreements pursuant to the ACS Transaction will terminate.  There is no assurance that the development concession will be granted by the Spanish authorities within such a time frame, or at all.

DUNDEE CORPORATION

In the event that the development concession is received and the ACS Transaction is not reversed, ACS has agreed that, twenty-five days after receipt of a development concession, ACS shall repay approximately $43.7 million to CLP, subject to due diligence, being the amount of its prior investments in the natural gas storage project.  ACS shall be responsible for the funding of the natural gas storage project in Spain, including providing all guarantees required, from the day it becomes a shareholder of Escal through to the inclusion of the natural gas storage project into the Spanish gas system. CLP will not be required to put any equity funds or provide any warranties required by project finance lenders or for any bridge financing.  In whatever form ACS funds Escal, CLP will have the right to 33.33% of distributable cash flows and will have the right to 33.33% of Escal.

Eurogas is deemed to have retained control of Escal until the Spanish authorities approve the development concession, even though the issuance of the new treasury shares to ACS has been legally registered in Spain.  Accordingly, the Company has continued to consolidate the results of Escal in its financial statements.  Upon receipt of the development concession and fulfillment of the obligations of each party to the ACS Transaction, Eurogas will account for its remaining investment in Escal on an equity basis and Eurogas will recognize a dilution gain or loss in respect of its interest in Escal.

Dilution Gains Resulting from Equity Transactions in Subsidiaries

DundeeWealth

During 2007, DundeeWealth completed several equity issuances, including the issuance of shares pursuant to the step acquisition in DWM and concurrent with the sale of Dundee Bank of Canada.  As a result of these transactions and other issuances of common shares of DundeeWealth pursuant to its share incentive arrangements or otherwise, the Company's equity interest in the carrying value of DundeeWealth’s net assets was diluted from 62% at December 31, 2006 to approximately 45% at December 31, 2007.  The Company continues to hold 59% of the voting rights in DundeeWealth.

The Company is considered to have disposed of approximately 28% of its interest in DundeeWealth, resulting in dilution gains of $135,448,000.

Dundee Realty

During 2007, the non-controlling shareholder of Dundee Realty exercised its option to acquire an additional 1.3% interest in Dundee Realty for $1,783,000.  The Company has recognized dilution gains of $349,000 in respect of equity issuances by Dundee Realty.

Other Dilution Gains

The Company has recognized other dilution gains of $794,000 in connection with equity issuances in a resources subsidiary.

In 2006, the Company recorded a total of $3,810,000 dilution gains resulting from equity transactions in subsidiaries.

4.

CLIENT ACCOUNTS RECEIVABLE

	2007	2006
Client accounts	$ 293,497	$ 233,971
Brokers' and dealers' balances	62,087	58,791
Securities borrowed	53,194	27,881
	$ 408,778	$ 320,643

DUNDEE CORPORATION

5.

TRADING SECURITIES OWNED AND SECURITIES SOLD SHORT

		2007		2006
	Trading Securities	Trading Securities	Trading Securities	Trading Securities
	Owned	Sold Short	Owned	Sold Short
Bonds	$ 207,065	$ 103,009	$ 22,607	$ 8,614
Equities and convertible debentures	56,878	3,512	24,038	4,477
	$ 263,943	$ 106,521	$ 46,645	$ 13,091

Bond maturities range from 2008 to 2053 (2006 – from 2007 to 2053) and have annual interest yields ranging from 0% to 12.5% (2006 – 0% to 11.4%).

From time to time, DundeeWealth’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

At December 31, 2007, DundeeWealth’s brokerage subsidiary held foreign exchange forward contracts with a notional amount of $12,600,000 (2006 – $17,890,000) to manage its U.S. foreign exchange exposure.  Foreign exchange forward contract maturities are short-term in nature and settle within one year (2006 – 30 days to one year).  The principles of hedge accounting were not applied and therefore, fluctuations in foreign exchange rates impact operating results.

		2007		2006
	Buy	Sell	Buy	Sell
US$ forward contracts	$ 3,697	$ 8,603	$ 6,110	$ 9,099
CHF forward contracts	-	95	-	-
HK$ forward contracts	-	142	-	-
GBP forward contracts	7	-	-	-
JPY forward contracts	-	-	2,646	-
AUD forward contracts	56	-	27	8
	$ 3,760	$ 8,840	$ 8,783	$ 9,107

6.

AVAILABLE-FOR-SALE SECURITIES

			(note 1)
	December 31,	January 1,	Transition	December 31,
	2007	2007	Adjustment	2006
Asset-backed commercial paper	$ 283,305	$ -	$ -	$ -
Mutual funds managed by a subsidiary	171,779	90,036	6,107	83,929
Collateralized loan obligations and other structured products	86,589	-	-	-
Other portfolio investments	103,508	97,953	27,724	70,229
	$ 645,181	$ 187,989	$ 33,831	$ 154,158

The Company’s portfolio of available-for-sale securities was classified as “corporate investments” in the 2006 consolidated financial statements

DUNDEE CORPORATION

Asset-Backed Commercial Paper

At December 31, 2007, DundeeWealth held non-bank sponsored third party ABCP with a par value at maturity of $379,425,000.  These assets were originally acquired as part of the investment portfolio of Dundee Bank of Canada and subsequently transferred to DundeeWealth prior to the sale of Dundee Bank of Canada (note 3).  All the ABCP held by DundeeWealth is subject to the Montreal Proposal.

In mid-August 2007, certain ABCP trusts failed to rollover their maturing paper in the usual course of business, including some of those held in the investment portfolio of Dundee Bank of Canada.

It has been announced that the restructuring plan for the affected ABCP trusts will extend the maturity of the ABCP to provide for a maturity similar to the underlying assets.  The proposal in principle is to create two pools from the synthetic assets of all the affected ABCP conduits (other than a small portion of conduit assets which contain ineligible assets), called MAV 1 and MAV 2, with the larger investors participating in MAV 1 and providing $8 billion in self-funding to partially finance a margin call facility.  The Company would be an investor in MAV 2, which is expected to include approximately $11 billion in assets.  Floating rate notes (”FRNs”) will be issued in exchange for holders’ existing ABCP, with maturities based upon the maturities of the underlying pooled assets which are expected to be an average of seven years.  The suggestion is that MAV 2 will have both Senior and Subordinated Notes issued to ABCP holders, with the intention being that the Senior Notes would be AAA rated and the Subordinated Notes would be unrated.  In order to achieve the AAA rating on the Senior Notes, the triggers on leveraged transactions within each conduit will have to be reset to make them more remote and/or to have them supported by a margin call facility.  Trusts with ABCP supported solely by traditional securitized assets will not be pooled and noteholders will receive FRNs with maturities based upon the maturity of the underlying assets which will amortize and be repaid as assets mature or are sold.  Trusts with ABCP supported by ineligible assets for which the credit quality is uncertain, will also not be pooled and noteholders will receive FRNs with maturities based upon the maturity of the underlying assets which will amortize and be repaid as assets mature or are sold.  The Company estimates that approximately 80% of its ABCP holdings will be converted into Senior and Subordinated Notes in MAV 2, approximately 10% will be in the FRN with traditional assets and the remaining 10% in the FRN with ineligible assets.

The ABCP investments held by the Company are considered available-for-sale financial instruments for accounting purposes and must be reported at their fair value.  Fair value is a function of the market’s perception of the risks associated with the asset.  At December 31, 2007, the ABCP is no longer liquid and may be subject to restructuring.  The Montreal Proposal ABCP last traded in active markets on or about August 13, 2007 and there are currently no market quotations available for the Montreal Proposal ABCP.  Further, the timing of completion of the restructuring is unknown and it is also unknown whether the new Senior Notes, Subordinated Notes and FRNs which the Company will receive upon the restructuring being completed will trade in an active liquid market.

The Company has recorded a fair value adjustment of $95,207,000 in the aggregate of which $57,600,000 was recorded in the third quarter financial statements, with the balance of $37,607,000 being recorded in the fourth quarter of 2007, which in aggregate equates to approximately 25% of the par value of ABCP held.  The Company has determined that this amount reflects an other-than-temporary impairment provision against ABCP investments at December 31, 2007 and has been charged to earnings because ABCP conduits have failed to meet their scheduled maturities and pay out interest payments during this standstill period.  Furthermore, because these assets had been part of Dundee Bank of Canada, the fair value adjustment reported in the third quarter of 2007 has been reported as part of the discontinued operations of Dundee Bank of Canada.

The fair value estimates of these financial instruments are dependent upon the likelihood, nature and timing of future restructurings under the terms of the Montreal Proposal.  While the Company’s valuation technique as at December 31, 2007 as outlined above has taken into account the reduced liquidity and pricing information impacting certain asset classes as at that date, there is no assurance that the pricing of these assets will not continue to decline in future periods, nor is there any guarantee that the Montreal Proposal will successfully restructure ABCP conduits with trigger events

DUNDEE CORPORATION

becoming more remote for leveraged transactions, or that following any potential restructuring, the conduits will trade at a higher market value.  Together with the fact that the Company’s valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Collateralized Loan Obligations

At December 31, 2007, the Company held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$88,550,000 and Euro denominated CLOs with a par value of €15,500,000 ($22,400,000).  CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are, for the most part, unlevered.  Of the 27 positions held, five were rated BBB, 12 were rated BB and the remaining 10 positions were investments in equity tranches.

During 2007, the Company earned approximately $6,800,000 of investment income from its portfolio of CLO investments.  Included in AOCI is a fair value adjustment in OCI of $30,017,000 relating to the decline in the fair value of the portfolio as at December 31, 2007.  The Company has both the ability and intent to continue to hold its CLO portfolio until the amortized cost is recovered and therefore, continues to report the fair value adjustment in AOCI.

7.

EQUITY ACCOUNTED INVESTMENTS

				2007		2006
	Year end		Non-		Year end
	Ownership	Listed	Quoted	Total	Ownership	Total

Breakwater Resources Ltd.	25%	$ 83,523	$ -	$ 83,523	18%	$ 60,417
Dundee Precious Metals Inc.	20%	96,146	-	96,146	21%	78,092
Dundee Real Estate Investment Trust	17%	95,056	-	95,056	20%	174,470
Other		10,129	4,187	14,316		8,364
		$ 284,854	$ 4,187	$ 289,041		$ 321,343

The aggregate fair value of equity accounted investments as at December 31, 2007 is $413,919,000 (December 31, 2006 – $665,400,000).

Step Acquisition in Breakwater Resources Ltd. ("Breakwater")

On March 2 and 14, 2007, the Company exercised an aggregate of 30,801,410 warrants to acquire the same number of common shares of Breakwater at $0.20 per share for a total cost of approximately $6,160,000.  As a result of the transactions, the Company's interest in Breakwater increased by approximately 6% from 18% to 24%.

On December 31, 2007, the Company indirectly acquired through a wholly owned subsidiary, 6,122,449 flow-through common shares of Breakwater at $1.96 per share for total consideration of $12,000,000.  Following this transaction, the Company’s interest in Breakwater increased by approximately 1% from 24% to 25%.

The Company accounted for each individual transaction as a step acquisition of an equity accounted investee, with the aggregate purchase price allocated to Breakwater's underlying assets at their estimated fair value.  The net amounts assigned to identifiable net assets exceeded the cost of the purchase by approximately $10,905,000.  The excess has been notionally eliminated by an allocation on a pro-rata basis of the excess to mining properties and other non-current assets of Breakwater.

Investment in Dundee Precious Metals Inc. (“Dundee Precious”)

During 2007, the Company purchased 225,000 flow-through common shares of Dundee Precious at an aggregate cost of $2,756,000 and further acquired 1,051,000 special units of Dundee Precious at an aggregate cost of $11,036,000.  Each special unit purchased consists of one common share of Dundee Precious plus one-half of a common share purchase warrant of Dundee Precious.  Each full warrant entitles the holder to acquire a common share of Dundee

DUNDEE CORPORATION

Precious at $15.00 per share for a period of five years from the date of issue.  Dundee Precious also completed an additional financing during 2007, in which the Company chose not to participate.

As a result of the above transactions, the Company’s interest in Dundee Precious decreased marginally to 20%.  The Company accounted for this transaction as a partial disposition of its interest in Dundee Precious and recognized a dilution gain of $765,000 which has been included in equity earnings.

Dundee Real Estate Investment Trust ("Dundee REIT")

Units Held in Escrow

The Company's investment in Dundee REIT is partially held through limited partnership units of DPLP.  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  The Company has placed sufficient units of DPLP into escrow to meet its potential obligation to deliver up to a maximum of 334,000 units pursuant to the exchange feature of its outstanding exchangeable debentures (note 14).

Units Tendered in Settlement of Exchangeable Debentures

During 2007, the Company delivered 1,863,594 Dundee REIT units to settle $55,443,000 of par value Exchangeable Debentures.  The Company recognized an associated gain on disposition of the Dundee REIT units of $21,118,000 which has been included in other investment income (note 8).

8.

INVESTMENT INCOME

	2007	2006
Investment income
Interest, dividends, cash distributions and foreign exchange	$ 25,322	$ 8,633
Realized investment gains	10,855	11,091
Other gains	22,079	17,987
	$ 58,256	$ 37,711
Share of earnings from equity accounted investments
Share of earnings of equity accounted investees	$ 14,962	$ 42,465
Gains from dilutions of interest in equity accounted investees	14,970	36,657
	29,932	79,122
Share of discontinued operations of equity accounted investees	95,909	6,691
	$ 125,841	$ 85,813

9.

DEFERRED SALES COMMISSIONS

	2007	2006
Deferred sales commissions, beginning of year	$ 173,802	$ 141,266
Commissions funded during the year	100,711	86,853
Amortization during the year	(67,508)	(54,317)
Deferred sales commissions, end of year	$ 207,005	$ 173,802

DUNDEE CORPORATION

10.

CAPITAL, REAL ESTATE AND OTHER ASSETS

			2007	2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Real estate assets	$ 417,316	$ 10,631	$ 406,685	$ 373,960
Oil and gas properties	85,206	704	84,502	63,755
Capital and other assets	149,609	81,193	68,416	62,361
	$ 652,131	$ 92,528	$ 559,603	$ 500,076

Real Estate Assets by Type

	2007	2006
Land under development	$ 81,218	$ 55,535
Land held for development	153,905	126,071
Housing and condominiums	125,824	90,025
Revenue properties	45,738	102,329
	$ 406,685	$ 373,960

Interest capitalized to real estate assets under development during 2007 amounted to $8,887,000 (2006 – $3,801,000)

Oil and Gas Properties by Geographic Area

	2007	2006
Spain	$ 58,464	$ 42,641
Tunisia	25,548	20,595
Other	490	519
	$ 84,502	$ 63,755

11.

GOODWILL AND OTHER INTANGIBLE ASSETS

			2007	2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$ 411,828	$ -	$ 411,828	$ 347,801
Investment management contracts	274,745	-	274,745	71,377
Funds under administration	21,739	7,417	14,322	15,624
Customer relationships	6,651	2,107	4,544	5,874
	$ 714,963	$ 9,524	$ 705,439	$ 440,676

During 2007, DundeeWealth reviewed the value of goodwill assigned to its international banking activities and determined that an impairment in value existed.  As a result, a goodwill impairment loss of $2,426,000 was charged to the consolidated statement of operations.

DUNDEE CORPORATION

12.

BANK INDEBTEDNESS

At December 31, 2007, DundeeWealth’s brokerage subsidiary had borrowed $43,125,000 (2006 - $49,659,000) pursuant to credit facilities provided by two Canadian chartered banks.  During the year, the interest rate on these facilities ranged from 5.00% to 5.25% on Canadian funds (2006 – 4.00% to 5.00%) and between 5.25% to 5.75% on U.S. funds (2006 – 4.75% to 5.75%).

From time to time, and to facilitate the securities settlement process for both client and principal securities transactions, DundeeWealth’s brokerage subsidiary may utilize call loans, of which $304,000,000 of call loan facilities were available as at December 31, 2007.  The use of call loans is customary to facilitate the securities settlement process and these loans are collateralized by securities.

13.

CLIENT DEPOSITS AND RELATED LIABILITIES

	2007	2006
Client accounts	$ 268,027	$ 206,994
Brokers' and dealers' balances	135,090	57,872
Securities loaned	15,180	-
International banking client accounts	5,023	4,770
	$ 423,320	$ 269,636

14.

CORPORATE DEBT

	2007	2006
Corporate
$9.9 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	$ 10,809	$ 82,186
$150 million - revolving term credit facility due August 30, 2008	5,737	92,492
Other	773	773
Subsidiaries
$500 million - revolving term credit facility, DundeeWealth due August 30, 2008	127,655	-
$22.3 million - revolving term credit facility, subsidiary of DundeeWealth	-	20,230
$100 million - revolving term credit facility, Dundee Realty due November 30, 2008	59,047	68,311
Real estate debt, Dundee Realty	152,466	156,494
Series 1 preference shares, DundeeWealth	152,655	-
	$ 509,142	$ 420,486

The fair value of the Series 1 preference shares of DundeeWealth was $143,175,000 on December 31, 2007.  The carrying value of other corporate debt approximates the fair value.

$9,922,000 - 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, the Company issued 100,000 exchangeable unsecured subordinated debentures with a par value of $1,000 for aggregate proceeds of $100,000,000 (the “Exchangeable Debentures”).  The Exchangeable Debentures mature on June 30, 2015 and bear interest at 5.85% per annum, payable semi-annually on June 30 and December 31 of each year.  Each Exchangeable Debenture may be exchanged, at the option of the holder for 33.6134 units of Dundee REIT, representing a conversion price of $29.75 per Dundee REIT unit.

The Company has placed units of DPLP into escrow in order to satisfy the exchange feature, each unit of which is convertible into a Dundee REIT unit on a one-for-one basis.  The Company is entitled to all voting rights and related privileges and is entitled to all distributions and rights of reinvestment of such distributions associated with the units held in escrow.

DUNDEE CORPORATION

The carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  The market value is determined based on the quoted market value of the Dundee REIT units at each period end.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustments will be recorded in consolidated net earnings even though the Company would continue to hold the offsetting Dundee REIT investment.

As at December 31, 2007, the market value of the Dundee REIT units underlying the outstanding Exchangeable Debentures was $11,239,000 (2006 – $84,919,000).  During 2007, the Company recognized a gain of $18,237,000 (2006 – a loss of $19,554,000) representing the reversal of previous periods’ recorded losses resulting from both decreases in the market value of the Dundee REIT units as well as decreases in the amount of Exchangeable Debentures outstanding since December 31, 2006.

During 2007, $55,443,000 of par value Exchangeable Debentures were surrendered for exchange in accordance with their terms (2006 - $34,635,000).  In settlement, the Company delivered 1,863,594 Dundee REIT units (2006 – 1,164,189) and recognized an associated gain on disposition of the Dundee REIT units of $21,118,000 (2006 - $4,588,000) which has been included in investment income (note 8).

$150,000,000 - Revolving Term Credit Facility, Corporate

On August 24, 2007, the Company renewed its revolving term credit facility with a Canadian chartered bank.  As part of the renewal, the Company increased the amount available in the credit facility from $100,000,000 to $150,000,000 and extended the expiry date to August 30, 2008.  The credit facility provides for a tiered interest rate structure based on the Company’s public debt rating on its debentures.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at either a Canadian chartered bank’s prime lending rate, or Corporate Banker’s Acceptance rate plus 0.85%.  The Company is subject to a standby fee of 0.20% on unused amounts under the facility.

Amounts borrowed pursuant to the renewed credit facility are secured by a pledge of certain of the Company’s interest in common shares of DundeeWealth.  The pledge is limited to that number of common shares of DundeeWealth that, at fair value, provides two times coverage over amounts borrowed pursuant to the facility.

$500,000,000 – Revolving Term Credit Facility, DundeeWealth

On February 15, 2007, DundeeWealth established a revolving term credit facility for a maximum of $350,000,000 with a Canadian chartered bank.  On August 17, 2007, DundeeWealth increased the maximum available in the credit facility to $500,000,000.  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.80%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at LIBOR plus 0.80% or the bank’s prevailing U.S. base rate.  Euro borrowings under the credit facility bear interest at EURIBOR plus 0.80%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.  The $22,300,000 revolving term credit facility, previously available to DundeeWealth, was terminated as a condition precedent to the establishment of the current credit facility.

The credit facility is secured by a general security agreement over all the assets of DundeeWealth and certain of its subsidiaries.  If not extended by mutual agreement, the facility will convert into a non-revolving term credit facility on August 30, 2008 and all amounts borrowed pursuant to the facility will be repayable four years after the date of the conversion.

The facility is subject to certain covenants, including maintenance of minimum levels of assets under management and earnings, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.

DUNDEE CORPORATION

$100,000,000 Revolving Term Credit Facility, Dundee Realty

Dundee Realty established a demand revolving term credit facility with a Canadian chartered bank available up to a formula-based maximum not to exceed $100,000,000.  The facility bears interest, at Dundee Realty’s option, at a rate per annum equal to either the bank’s prime lending rate plus 0.5% or at the bank’s then prevailing bankers’ acceptance rate plus 2.0%.  The facility expires on November 30, 2008 and is secured by a general security agreement and a first charge against various real estate assets in western Canada.  At December 31, 2007, Dundee Realty had drawn $75,937,000 against this facility, including $17,279,000 in the form of letters of credit.

Real Estate Debt

Real estate debt is secured by charges on specific properties to which the debt relates.  Mortgages and term debt are secured by charges on specific revenue properties.  Land mortgages and housing advances are secured by charges on specific land and housing and condominiums under development or land held for development.  In 2007, Dundee Realty incurred a weighted average interest rate of 8.04% (2006 – 5.24%) on fixed rate debt and 6.30% (2006 - 6.07%) on variable rate debt, including debt in respect of its demand revolving term credit facilities.  Fixed rate debt matures between 2008 and 2014.  Variable debt, including demand revolving term credit facilities, mature between 2008 and 2016.

The scheduled principal repayments and debt maturities in respect of real estate debt are as follows:

		Land	Housing	Term
Principal repayments due in:	Mortgages	Mortgages	Advances	Debt	Total
2008	$ 3,450	$ 12,654	$ 71,976	$ 8,259	$ 96,339
2009	793	8,415	3,432	4,784	17,424
2010	808	3,825	14	506	5,153
2011	841	750	15	544	2,150
2012	887	800	469	584	2,740
2013 and Thereafter	30,399	-	-	1,100	31,499
Total	$ 37,178	$ 26,444	$ 75,906	$ 15,777	155,305
Less: Mark to market adjustment					(2,839)
As at December 31, 2007					$ 152,466

Preference Shares, DundeeWealth

On March 13, 2007, and April 12, 2007, DundeeWealth issued 6,000,000 and 225,000 4.75% cumulative redeemable first preference shares, series 1 (“DundeeWealth Series 1 Shares”), respectively, at a price of $25 per DundeeWealth Series 1 Share.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.

These shares may be redeemed at the option of DundeeWealth, at any time after March 13, 2007 at a price per share which declines over time in accordance with the terms of the shares from $27.25 per share if such share is redeemed prior to March 13, 2008 to $25.00 per share if such share is redeemed after March 13, 2016 (the “Redemption Price Schedule”).

DundeeWealth may convert the DundeeWealth Series 1 Shares to its common shares at any time after March 13, 2007, subject to regulatory approval.  The DundeeWealth Series 1 Shares will be converted on the basis of one DundeeWealth Series 1 Share for that number of common shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of DundeeWealth’s common shares, determined in accordance with a formula.  Any redemption or conversion of the DundeeWealth Series 1 Shares prior to March 13, 2012 is limited to circumstances where such shares are entitled to vote separately as a class or series by law.  DundeeWealth does not intend to convert the DundeeWealth Series 1 Shares.

DUNDEE CORPORATION

DundeeWealth may, at any time, purchase the DundeeWealth Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.  DundeeWealth Series 1 Shares are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

DundeeWealth has determined that the redemption feature available to it pursuant to the terms of the DundeeWealth Series 1 Shares is an embedded derivative as defined in CICA handbook section 3855 “Financial Instruments” with a fair value on the date of issue of $1,805,000.

15.

PREFERENCE SHARES

Authorized

The Company is authorized to issue an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

First Preference Shares ─ Each series of first preference shares ranks on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares ─ Each series of second preference shares ranks junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.  The Company currently has no second preference shares outstanding.

Third Preference Shares ─ Each series of third preference shares ranks junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.  The Company currently has no third preference shares outstanding.

Issued

On June 22, 2006, the Company issued 6,000,000 5.00% cumulative redeemable first preference shares, series 1 (“Series 1 Shares”) at a price of $25 per Series 1 Share.  The Series 1 Shares rank in priority to the Subordinate Shares and the Class B Shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Company.  The Series 1 Shares entitle the holder to a fixed preferential cumulative dividend at the rate of 5.00% per annum, payable quarterly.  The Series 1 Shares are generally non-voting, except in limited circumstances.

The Series 1 Shares may be redeemed, at the option of the Company, at any time after June 30, 2006 at a price per Series 1 Share which declines over time in accordance with the terms of the Series 1 Shares from $27.25 per Series 1 Share if such share is redeemed prior to June 30, 2007 to $25.00 per Series 1 Share if such share is redeemed after June 30, 2015 (the “Redemption Price Schedule”).

The Company may elect to convert the Series 1 Shares to Subordinate Shares of the Company (the “Conversion Option”) at any time after June 30, 2006, subject to regulatory approval.  The Series 1 Shares will be converted on the basis of one Series 1 Share for that number of Subordinate Shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.  The Company does not currently intend to convert the Series 1 Shares.

Any redemption or conversion of the Series 1 Shares prior to June 30, 2011 is limited to circumstances where the Series 1 Shares are entitled to vote separately as a class or series by law.

DUNDEE CORPORATION

The Company may, at any time, purchase the Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.

Series 1 Shares are retractable by the holder at any time after June 30, 2016 for cash of $25.00 per Series 1 Share.

Prior to the implementation of CICA handbook section 3855 “Financial Instruments”, costs associated with the issue of the Series 1 Shares were carried as an asset on the Company’s consolidated balance sheet.  On January 1, 2007, the Company recorded a transitional adjustment that reclassified the unamortized balance of issue costs of $4,504,000 by reducing the carrying value of the asset and decreasing the carrying value of the Series 1 Shares.

The Company has determined that the redemption feature available to the Company pursuant to the terms of the Series 1 Shares is an embedded derivative as defined in CICA handbook section 3855 “Financial Instruments”.  Accordingly, the Company has recorded a transitional adjustment of $1,236,000 on January 1, 2007, representing the fair value of the embedded derivative on that date.  Transaction costs in respect of the Series 1 Shares and the premium value placed on the embedded derivative are being amortized over the term of the Series 1 Shares on an effective yield basis.

The fair value of the Series 1 Shares, based on the year end market trading price, was $120,960,000 on December 31, 2007 (2006 – $153,000,000).

16.

SHARE CAPITAL

Stock Split

At the annual meeting of shareholders of the Company held on June 20, 2007, shareholders approved a three-for-one stock split of the Company’s Subordinate Shares and Class B Shares.  As a result, each holder of Subordinate Shares or Class B Shares of the Company on July 6, 2007 was issued two additional shares of the same class for each Subordinate Share or Class B Share held.  The stock split did not alter the rights of such holders or the relative voting rights attached to each class of shares.  All prior period share capital information and applicable share and per share amounts have been retroactively adjusted to reflect the split.

Authorized

The Company is authorized to issue an unlimited number of Subordinate Shares and an unlimited number of Class B Shares.

Common Shares

Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes, respectively, for each such share held.  The Subordinate Shares and Class B Shares participate equally, share for share, as to dividends.  The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time.  In the event of an offer to purchase the Class B Shares by a third party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting an offer.

DUNDEE CORPORATION

Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2005	71,723,913	$ 278,770	3,145,248	$ 8,232	74,869,161	$ 287,002
Issued (redeemed) during the year
ended December 31, 2006
Cancelled pursuant to issuer bids	(214,236)	(845)	-	-	(214,236)	(845)
Issuance of shares under the
share incentive plan	31,359	349	-	-	31,359	349
Options exercised	616,938	3,343	-	-	616,938	3,343
Conversion from Class B Shares
to Subordinate Shares	24,261	62	(24,261)	(62)	-	-
Total Share Capital
Outstanding December 31, 2006	72,182,235	281,679	3,120,987	8,170	75,303,222	289,849
Issued (redeemed) during the year
ended December 31, 2007
Issuance of shares under the
share incentive plan	3,680	71	-	-	3,680	71
Options exercised	257,340	2,618	-	-	257,340	2,618
Conversion from Class B Shares
to Subordinate Shares	585	2	(585)	(2)	-	-
Total Share Capital
Outstanding December 31, 2007	72,443,840	$ 284,370	3,120,402	$ 8,168	75,564,242	$ 292,538

17.

EARNINGS PER SHARE

	2007	2006
Net earnings available to Subordinate Shareholders and Class B Shareholders
Continuing operations	$ 277,639	$ 98,582
Discontinued operations	$ 16,094	$ (4,893)

Weighted average number of shares outstanding	75,412,363	75,183,258

Basic earnings (loss) per share
Continuing operations	$ 3.68	$ 1.31
Discontinued operations	$ 0.22	$ (0.06)
	$ 3.90	$ 1.25

Effect of dilutive securities to available net earnings
Continuing operations	$ (3,841)	$ (5,914)
Discontinued operations	$ 7,219	$ 64

Effect of dilutive securities to weighted average number of shares outstanding	3,106,945	2,783,383

Diluted net earnings (loss) per share
Continuing operations	$ 3.49	$ 1.19
Discontinued operations	$ 0.29	$ (0.06)
Diluted earnings per share	$ 3.78	$ 1.13

DUNDEE CORPORATION

18.

STOCK BASED COMPENSATION

Share Purchase Plan

Under the Company’s share purchase plan, eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company from treasury.  The Company may match up to the full amount of each participant’s contribution to the share purchase plan, such contribution being used either to purchase Subordinate Shares in the open market, or to issue additional Subordinate Shares from treasury.

In 2007, eligible participants contributed an aggregate of $71,300 (2006 – $175,000) to the share purchase plan and received 3,680 (2006 – 19,980) Subordinate Shares issued from treasury.  The Company recognized associated compensation expense of $71,300 (2006 – $175,000) which was used to issue Subordinate Shares from treasury.

As at December 31, 2007, 1,980,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan of which 1,068,326 Subordinate Shares were issued since the plan’s inception and 911,674 Subordinate Shares remain available for issuance from treasury to eligible participants.

Share Bonus Plan

The Company’s share bonus plan permits Subordinate Shares of the Company to be issued from treasury or purchased in the market as a discretionary bonus to eligible participants from time to time on terms established in the Company’s share incentive plan.  There were no shares issued under the share bonus plan arrangement during 2007 or 2006.

As at December 31, 2007, 1,500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan of which 216,000 Subordinate Shares were issued since the plan’s inception and 1,284,000 Subordinate Shares remain available for issuance from treasury.

Share Option Plan

Under the terms of the Company’s share option plan, the Company may issue options to eligible participants to purchase Subordinate Shares from treasury.  The exercise price per option may not be less than the closing price of the Subordinate Shares as quoted on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted.  Options granted prior to January 1, 2004 become exercisable as to 33 1/3% of the Subordinate Shares on the first three anniversary dates following the date of grant and will expire 10 years thereafter.  Options granted after December 31, 2003 become exercisable as to 20% of the Subordinate Shares on the first five anniversary dates following the date of grant and will expire five and a half years thereafter.

The total number of share options cannot exceed 12,000,000.  Options to purchase 3,864,644 Subordinate Shares of the Company were outstanding as at December 31, 2007 and 3,907,941 Subordinate Shares remain available for grant under the share option plan.

Stock options granted after December 31, 2002 are accounted for using the fair value method.  No options were granted in 2007 and 2006.  During 2007, the Company recognized stock based compensation of $851,000 (2006 – $917,000) in respect of this plan.

DUNDEE CORPORATION

A summary of the status of the Company’s share option plan as at December 31, 2007 and 2006, and the changes during the years then ended, is as follows:

		2007		2006
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	4,183,644	$ 6.84	5,676,000	$ 6.59
Granted	-	$ -	-	$ -
Exercised	(319,000)	$ 8.90	(616,938)	$ 5.42
Cancelled	-	$ -	(875,418)	$ 6.19
Outstanding, end of year	3,864,644	$ 6.67	4,183,644	$ 6.84
Exercisable, end of year	3,282,645	$ 6.23	3,289,644	$ 6.24

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38 to $4.83	1,078,032	$ 4.78	1.50	1,078,032
$4.90 to $5.42	1,169,112	$ 4.97	2.36	1,169,112
$9.08 to $9.17	1,617,500	$ 9.16	1.63	1,035,501

Deferred Share Unit Plan

The Company has established a deferred share unit plan (“DSUP”) for eligible participants.  The Compensation Committee of the Board of Directors administers the DSUP and discretionary awards will be based on certain criteria, including services performed or to be performed.

During 2007, the Company issued 41,779 (2006 – 45,261) deferred share units to directors of the Company, each unit entitling the holder to a Subordinate Share on retirement and recognized compensation expense of $817,000 (2006 – $568,000) in respect of these units.

The total number of deferred share units cannot exceed 1,500,000.  Deferred share units to purchase 367,630 Subordinate Shares of the Company were outstanding as at December 31, 2007 and 1,120,991 Subordinate Shares remain available for grant under the DSUP.

Share Incentive Plans and Other Stock Based Plans of DundeeWealth

DundeeWealth has established share incentive plans for its employees, financial advisors, consultants, officers and directors and those of its subsidiaries.  These share incentive plans consist of a share purchase plan, a share bonus plan, a deferred share plan and a share option plan.  Additionally, DundeeWealth has established a reserve share plan as further incentive under certain business acquisitions and it has established a deferred share unit plan.  During 2007, DundeeWealth recognized stock based compensation expense of $23,173,000 (2006 - $14,327,000) in respect of these share incentive arrangements.  As at December 31, 2007, DundeeWealth had granted 8,040,089 (2006 – 10,013,678) options at a weighted average exercise price of $9.15 (2006 - $8.82) of which 5,532,812 (2006 – 6,087,977) were exercisable at December 31, 2007.  At December 31, 2007, DundeeWealth had granted awards for the future issuance of 3,123,809 common shares of DundeeWealth, which issuance is conditional on meeting certain criteria, and it had granted an aggregate of 627,036 deferred share units.

DUNDEE CORPORATION

Share Loans Receivable in Subsidiaries

Since December 31, 2006, DundeeWealth established a share loan plan and extended loans of $36,579,000 to individual employees to purchase common shares of DundeeWealth pursuant to the terms of its share loan plan.  DundeeWealth will recognize one-third of the share loan amount as compensation expense over a three-year term.  Aggregate compensation expense in respect of the share loan plan during 2007 was $2,643,000.

Stock Option Plan of Eurogas

Eurogas has established a stock option plan for its directors, officers and employees.  As at December 31, 2007, Eurogas had granted 6,005,000 (2006 – 4,605,000) options at a weighted average exercise price of $1.27 (2006 – $1.10) of which 3,321,667 (2006 –2,536,667) stock options were exercisable at December 31, 2007.  In addition, Eurogas issued 105,000 awards pursuant to its deferred share unit plan.  Compensation expense of $1,261,000 (2006 – $836,000) was recognized in respect of Eurogas’ stock option arrangements and deferred share unit arrangements.

Stock Based Compensation, Dundee Realty

As part of the restructuring of Dundee Realty completed in 2006, the non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable it to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.  If exercised, the option purchase will increase the non-controlling shareholder’s interest from 22% to 30%.  The option purchase will vest in equal annual installments over the six-year period and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.  During 2007, the non-controlling shareholder exercised the right to purchase one-sixth of the options for $1,783,000, thereby increasing the non-controlling shareholder’s interest to 23%.  During 2007, Dundee Realty realized stock based compensation expense of $409,000 (2006 - $327,000) in respect of option arrangements.

19.

CONTINGENCIES AND COMMITMENTS

Lease Commitments

The Company and its subsidiaries have operating and capital lease agreements for premises and equipment pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

2008	$ 16,909
2009	12,690
2010	10,702
2011	8,487
2012	7,168
Thereafter	59,574
$ 115,530

Wealth Management Commitments

Shareholders’ Agreement in Respect of DundeeWealth

On September 28, 2007, DundeeWealth completed the sale of Dundee Bank of Canada to Scotiabank.  Pursuant to the agreement, Dundee Bank of Canada was sold for $260,000,000 in cash.  In a related transaction, Scotiabank acquired 300,000 common shares and 27,000,000 non-voting special shares, Series F of DundeeWealth from treasury, representing an 18% interest in DundeeWealth for proceeds of $348,348,000.

In connection with Scotiabank’s investment in DundeeWealth, Dundee Corporation and Scotiabank entered into a shareholders’ agreement outlining their respective rights and interests as shareholders of DundeeWealth.  The shareholders’ agreement includes matters relating to the purchase of shares of DundeeWealth, representation on its board of directors, rights of first offer and matching offers in the event a shareholder wishes to dispose of their interest.  In a specific circumstance, should Dundee Corporation dispose of its share in DundeeWealth to a third party, Scotiabank may be entitled to a fee payable by DundeeWealth in an amount between $20,000,000 and $40,000,000.

DUNDEE CORPORATION

Distribution Agreements

DundeeWealth’s investment management subsidiary previously arranged for the Company and certain other third party limited partnerships to act as distributors of their mutual funds by arranging the financing of deferred sales commissions on these mutual funds for a finite period of time.  In exchange, the subsidiary pays a distribution fee, calculated as 0.15% to 1.0% per annum, of the net asset value of the related mutual fund units.  These distribution agreements have a finite life and will expire between December 2011 and December 2016.

Future Compensatory Awards

DundeeWealth has established compensation arrangements pursuant to which certain employees and advisors are awarded grants that provide for the delivery of shares or other forms of compensation in the future, subject to vesting requirements as provided in the terms of each arrangement (note 18).  In addition to DundeeWealth’s share incentive arrangements and other forms of stock based compensation, it has commitments of $14,990,000 in other future compensatory awards for certain employees.

Real Estate Commitments

Shareholders’ Agreement in Respect of Dundee Realty

The Company has entered into a shareholders’ agreement with the non-controlling shareholder of Dundee Realty pursuant to which the Company has agreed to repurchase the interest of the non-controlling shareholder in certain circumstances at fair market value at the time of purchase.

Guarantees Issued in the Normal Course of Business

Dundee Realty and its operating subsidiaries may become liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time.

Guarantees in Respect of Certain Properties

As part of the creation of Dundee REIT, Dundee Realty entered into contractual arrangements whereby it agreed to continue to guarantee certain debt associated with properties where such properties and associated debt were transferred to Dundee REIT.  Dundee Realty had obtained indemnification from Dundee REIT in respect of these guarantees which amounted to $nil at December  31, 2007 (2006 - $10,000,000).

Land Purchase Agreements and Estimated Costs to Complete

Dundee Realty has commitments under land purchase agreements totalling $11,639,000 as at December 31, 2007 (2006 - $832,000) which will become payable in future periods upon the satisfaction of certain conditions pursuant to such agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at December 31, 2007 were $5,782,000 (2006 - $3,630,000).

Letters of Credit and Security Bonds

Dundee Realty is contingently liable for letters of credit and security bonds that have been provided to support land developments in the amount of $24,482,000 (2006 - $15,492,000).

Joint Ventures and Co-ownerships

Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $6,859,000 as at December 31, 2007 (2006 - $13,655,000).  The Company would have available to it the other ventures’ share of assets to satisfy the obligations, if any, that may arise.

As at and for the years ended December 31, 2007 and 2006, the Company’s share of assets, liabilities, revenues and expenses of joint ventures in respect of real estate projects is illustrated in the table that follows.

DUNDEE CORPORATION

	2007		2006
	Total	Proportionate	Total	Proportionate
	Joint Ventures	Share	Joint Ventures	Share
Assets	$ 177,979	$ 75,303	$ 178,439	$ 73,767
Liabilities	$ 53,416	$ 25,122	$ 99,480	$ 43,735
Revenue		$ 106,793		$ 12,638
Expenses		67,289		17,546
Operating income (loss)		$ 39,504		$ (4,908)
Cash flows from operating activities		$ 31,281		$ (3,082)
Cash flows from investing activities		$ (20,103)		$ 8,069
Cash flows from financing activities		$ (648)		$ (5,289)

Oil & Gas Commitments

Commitments in Respect of Eurogas

In September 2007, the Company provided a commitment letter to its 51% owned subsidiary, Eurogas, in respect of its Spanish subsidiary, committing to either arranging for or providing financing of €45,000,000 ($65,000,000) for Eurogas until the projected completion of project financing for the natural gas storage project and for the final equity requirement of €25,000,000 ($36,000,000), if then required, subject to various conditions, including the grant of the development concession from the appropriate Spanish authorities.  In the event that the development concession is granted within 180 days of December 20, 2007, the ACS Transaction will come into effect and the commitment letter will no longer be in effect.

Indemnification Agreements

The Company has agreed to indemnify its directors and officers and those of certain of its subsidiaries and to indemnify members of the Board of Governors of its managed funds, to the extent permitted under corporate law, against costs and damages that may be incurred by such individuals as a result of lawsuits or any other proceedings in which they are sued as a result of their service.  No amount has been recorded in these consolidated financial statements with respect to these indemnifications.

Contingent Liabilities

A claim was commenced under the Class Proceedings Act (Ontario) in 2001 in respect of a subsidiary of DundeeWealth, but it has not been certified as a class action as of the date of these financial statements.  Various individual legal actions and contemplated legal actions in the aggregate amount of approximately $5,000,000 plus costs and interest have been received by DundeeWealth and its subsidiaries in respect of former advisors.  The Company and its subsidiaries are named from time to time as defendants in a number of other claims filed in certain Canadian provincial courts.  Although the ultimate outcome of these latter claims cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, adequate financial provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.  The Company and its subsidiaries intend to vigorously defend against all legal actions.

DUNDEE CORPORATION

20.

 SEGMENTED INFORMATION

Financial information is presented in accordance with the following operating segments:

Wealth Management

The wealth management segment consists of the operations of DundeeWealth and its operating subsidiaries.  Through its various subsidiaries, the wealth management segment creates innovative asset management, alternative investments and provides investment solutions.  In addition, it provides capital markets and advisory services to financial advisors, institutions, corporations and foundations, and provides retail banking services through financial advisors.  The wealth management segment also includes operations from DundeeWealth’s international banking activities.

Real Estate

The real estate segment includes the operations of Dundee Realty, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Real estate operations also include a 17% interest in Dundee REIT.

Resources

Activities in the resources segment are carried out through Dundee Resources which acts as both a strategic investor and merchant bank, providing equity and quasi-equity financing to public and private companies focused on developing resource assets in the mining and energy businesses.  Principal resource investments include a 51% interest in Eurogas, an oil and gas company which carries on exploration, development, production, acquisition and natural gas storage activities and has its primary interests in Spain and Tunisia.

The resources segment also includes activities related to the Company’s interests in Dundee Precious Metals Inc. and Breakwater Resources Ltd. which are accounted for by the equity method.  The resources segment also holds investments in several other public and private resource companies.

Other Investments and Corporate Costs

This segment consists of the Company’s remaining public and private investment holdings, covering a wide spectrum of industry sectors.  These investments are generally carried at fair value, but may be accounted for on an equity basis if the Company exerts significant influence over the affairs of the investee company.  This segment also includes general corporate overhead costs, including interest on corporate debt, which are not specifically allocated to any operating division.

DUNDEE CORPORATION

DUNDEE CORPORATION

SEGMENTED STATEMENTS OF OPERATIONS

For the years ended December 31, 2007 and 2006

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment (ii)		TOTAL
For the years ended December 31,	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
SEGMENTED OPERATIONS
Revenues	$ 1,014,595	$ 893,197	$ 377,683	$ 206,538	$ 4,426	$ 3,806	$ 21,554	$ 18,520	$ (13,913)	$ (8,796)	$ 1,404,345	$ 1,113,265
Expenses	(845,533)	(737,592)	(253,503)	(169,515)	(11,487)	(5,269)	(30,725)	(38,524)	17,185	12,068	(1,124,063)	(938,832)
Fair value adjustment on available-for-sale securities (i)	(37,607)	-	-	-	-	(12,041)	-	-	-	-	(37,607)	(12,041)
Gain (loss) on Exchangeable Debentures	-	-	-	-	-	-	18,237	(19,554)	-	-	18,237	(19,554)

OPERATING EARNINGS (LOSS)	131,455	155,605	124,180	37,023	(7,061)	(13,504)	9,066	(39,558)	3,272	3,272	260,912	142,838
Equity earnings	-	-	15,926	34,446	13,909	43,954	97	722	-	-	29,932	79,122
Non-controlling interest	(43,080)	(44,208)	(16,231)	(3,988)	985	1,319	-	-	-	-	(58,326)	(46,877)

	88,375	111,397	123,875	67,481	7,833	31,769	9,163	(38,836)	3,272	3,272	232,518	175,083
NON-SEGMENTED ITEMS
Dilution gains											136,591	3,810
Income tax provision											(91,470)	(80,311)
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	88,375	111,397	123,875	67,481	7,833	31,769	9,163	(38,836)	3,272	3,272	277,639	98,582
Loss from discontinued operations of DundeeWealth, net of tax
and non-controlling interest	(79,815)	(11,584)	-	-	-	-	-	-	-	-	(79,815)	(11,584)
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	-	95,909	6,691	-	-	-	-	-	-	95,909	6,691
NET EARNINGS (LOSS) FOR THE YEAR	$ 8,560	$ 99,813	$ 219,784	$ 74,172	$ 7,833	$ 31,769	$ 9,163	$ (38,836)	$ 3,272	$ 3,272	$ 293,733	$ 93,689

(i)

In 2006, the fair value adjustment was related to an investment then classified as “corporate investment”.

(ii)

Residual intersegment amounts represent dividends received by the Company in respect of the Company’s interest in preference shares of DundeeWealth.

DUNDEE CORPORATION

SEGMENTED STATEMENTS OF ASSETS

As at December 31, 2007 and 2006

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
As at December 31,	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Cash and cash equivalents	$ 82,411	$ 133,723	$ 36,729	$ 19,081	$ 6,383	$ 18,824	$ 1,392	$ 27,868	$ -	$ -	$ 126,915	$ 199,496
Goodwill	402,792	338,766	-	-	-	-	9,036	9,035	-	-	411,828	347,801
Other assets	1,881,920	1,941,199	671,808	664,806	349,542	252,674	167,083	143,458	-	-	3,070,353	3,002,137
TOTAL ASSETS	$ 2,367,123	$ 2,413,688	$ 708,537	$ 683,887	$ 355,925	$ 271,498	$ 177,511	$ 180,361	$ -	$ -	$ 3,609,096	$ 3,549,434

DUNDEE CORPORATION

21.

INCOME TAXES

The Company's income tax provision from continuing operations differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2007	2006
Anticipated income tax provision based on a combined Canadian federal and provincial
statutory income tax rate of 35% (2006 - 36%)	$ 150,625	$ 80,860
Non deductible expenses	16,829	17,406
Non taxable revenue	(10,310)	(11,148)
Non taxable dilution gains	(49,337)	(1,376)
Change in valuation allowance	(1,789)	(5,839)
Tax benefit of change in substantively enacted tax rates	(8,057)	(2,439)
Net income tax (benefits) not previously recognized	(964)	1,224
Other	(5,527)	1,623
Income tax provision	$ 91,470	$ 80,311

Significant components of the Company's future income tax assets and liabilities as at December 31, 2007 and 2006 are as follows:

	2007	2006
Future income tax assets
Tax loss carry forwards	$ 86,247	$ 55,853
Capital assets	14,575	13,447
Non deductible reserves	6,926	7,496
Real estate assets	-	2,549
Accrued liabilities	9,410	4,802
Other comprehensive income	297	-
Other	6,191	10,623
	123,646	94,770
Valuation allowance	(23,551)	(29,903)
Total future income tax assets	100,095	64,867
Future income tax liabilities
Real estate assets	5,759	-
Deferred sales commissions	67,181	60,212
Management contracts	79,237	23,052
Investment portfolio, including equity accounted investments	35,420	36,880
Funds under administration	5,802	7,242
Oil and gas properties	2,454	2,454
Other	39,104	22,170
Total future income tax liabilities	234,957	152,010
Net future income tax liabilities	$ 134,862	$ 87,143

The future income tax asset arises from available income tax loss carry forwards from prior years and future income tax deductions.  A valuation allowance is recorded in respect of the total future income tax asset when management believes it is more likely than not that some or all of the future tax assets will not be realized.  After consideration of estimated future taxable income, expected reversal of future tax liabilities, the nature of the future tax assets and potential tax planning strategies, the Company has determined that a valuation allowance of $23,551,000 (2006 - $29,903,000) is required in respect of its future income tax assets as at December 31, 2007.

DundeeWealth realized a capital loss on the sale of Dundee Bank of Canada in the third quarter of 2007.  While the tax benefit of $14.5 million in respect of this loss was not recognized in the consolidated financial statements or the table above, the loss can be carried forward indefinitely to offset future capital gains.

DUNDEE CORPORATION

As at December 31, 2007, the Company and its subsidiaries had operating loss carry forwards of $291,214,000 (2006 - $168,197,000).  A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:
2008	$ 17,984
2009	18,740
2010	10,485
Thereafter	244,005
$ 291,214

22.

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in these consolidated financial statements, related party transactions and balances as at and for the years ended December 31, 2007 and 2006 are discussed below.

Wealth Management Revenues

DundeeWealth and its subsidiaries, in the course of their regular business activities, conduct routine transactions with the Company and with the Company’s affiliates, including certain of Dundee Corporation’s equity accounted investees.  Generally, transactions between DundeeWealth, the Company and these related entities are conducted on normal market terms and are recorded at their exchange value.

DundeeWealth’s investment management subsidiary trades securities through registered brokers on behalf of its mutual fund clients and other discretionary client portfolios.  These transactions may, from time to time, be conducted through DundeeWealth’s brokerage subsidiary.  These transactions are conducted in accordance with a negotiated discounted schedule.

DundeeWealth’s brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities for the Company, its subsidiaries and affiliates, including equity accounted investees and fiduciary accounts managed by DundeeWealth.

Officers, directors and employees of the Company, its subsidiaries and other related parties may make use of the facilities of DundeeWealth’s brokerage firm, mutual fund dealer or banking subsidiaries.

AFS Securities

As at December 31, 2007, the Company held mutual funds and other investments with a net carrying value of $172,601,000 (2006 - $85,176,000 included in corporate investments) managed by the investment management subsidiary of DundeeWealth.  Transactions in respect of these assets are conducted on the same basis as third party investors.  There are no trailer service fees paid in respect of these investments.

Cash and Cash Equivalents

Included in cash and cash equivalents at December 31, 2007 is $852,000 (2006 – $46,726,000) invested in a money market mutual fund managed by the investment management subsidiary of DundeeWealth.

Transactions with Certain Officers of the Company

In 2005, in accordance with employment arrangements made with an officer of Dundee Realty, Dundee Realty agreed to sell 4% of its interest, net of debt, in The Distillery Historic District to such officer at Dundee Realty’s cost of approximately $365,000 and agreed to permit such executive to participate to the extent of 10% in a $3,569,000 loan made to the co-owners of The Distillery Historic District.

Dundee Realty provided a loan to an officer.  At December 31, 2007, the amount outstanding was $425,000 (2006 - $485,000).  The loan accrues interest at 3% per annum and is secured by a deed of trust on a residential property.

DUNDEE CORPORATION

At December 31, 2007, Dundee Realty issued a promissory note to the non-controlling shareholder in the amount of $8,917,000.  The note bears interest at prime plus 1% per annum and is due on demand.

In prior years, the Company made loans of which $475,000 was outstanding as at December 31, 2007 (2006 - $706,000) to certain officers of the Company and its subsidiaries, primarily to acquire shares of the Company.  These loans are generally secured by the underlying shares acquired.

Dundee Realty Asset Management Agreement

Effective August 24, 2007 and subsequent to the disposition by Dundee REIT of certain properties to GE (note 3), Dundee Realty entered into an asset management agreement with Dundee REIT pursuant to which Dundee Realty provides certain asset management services to Dundee REIT and its subsidiaries.  The asset management agreement provides for a broad range of asset management services the remuneration for which includes: a base annual management fee, an incentive fee based on exceeding certain benchmarks relating to funds from operations, and certain other fees as defined in the agreement.  Since establishment of this arrangement, Dundee Realty has received fees of $2,122,000.

23.

FINANCIAL INSTRUMENTS

The Company manages risk through establishing policies that provide management oversight related to the risks of operations, including ensuring that risks are identified and assessed and appropriate policies are in place and effective.  Financial instruments present a number of specific risks to the financial services industry.  These risks are identified below.

Credit Risk

The Company incurs credit risk when entering into, settling and financing both client and principal trading transactions.

Credit risk arises from the potential that investors, clients or counterparties default on their contractual obligations.  Client transactions may be entered into on a margin basis which effectively extends credit to clients.  Collateral is provided in margin accounts by each client by way of securities purchased and/or other securities and cash balances.  However, the Company is exposed to the risk that, in the event of default, prevailing market conditions are such that the Company would incur a loss.  The Company limits this credit risk by dealing with counterparties that the Company believes are creditworthy and by limiting credit in accordance with regulatory requirements and corporate policy.  For exchange traded products, exposure to credit risk is limited as these transactions are standardized contracts, executed on established exchanges, and are subject to daily settlement of variation margins.  Written options have limited credit risk as the counterparty has already performed in accordance with the terms of the contract through an up-front payment of the premium.

Certain of the Company's other activities are subject to the risk of counterparty non-performance.  In connection with these activities, the Company enters into securities borrowing and lending arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company's exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

Market Risk

Financial instruments that are designated as trading are measured at fair value, with changes in realized and unrealized gains and losses included in net earnings.  The Company is therefore exposed to the risk of loss resulting from changes in market sentiment, prices, interest rates, foreign exchange rates and other market factors.

DUNDEE CORPORATION

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.  The Company does not hedge its exposure to interest rate risk as it is minimal.

Derivative Financial Instruments

Derivative financial instruments may be used to manage market risk, regulatory capital and/or foreign exchange risk on pending settlements in foreign currencies.

The Company has entered into foreign exchange forward contracts to manage the risk that fluctuations in exchange rates will result in losses to the Company on assets and liabilities denominated in foreign currencies.  Foreign exchange forward contracts are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

24.

FUTURE ACCOUNTING CHANGES

Capital Disclosures

The CICA issued a new accounting standard, section 1535 “Capital Disclosures”, which requires an entity to provide both qualitative and quantitative disclosures which will enable users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  This new standard is effective for the Company on January 1, 2008.

Financial Instruments

The CICA issued two new accounting standards, section 3862 “Financial Instruments – Disclosures” and section 3863 “Financial Instruments – Presentation”.  These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.  These new standards are effective for the Company on January 1, 2008.

Inventories

Effective January 1, 2008, the Company will implement the new accounting standards section 3031 “Inventories”.  The standard provides guidance on the determination of the costs of inventory and its subsequent recognition as expense, including any write-down to net realizable value.  It also provides guidance on the cost formulae that are used to assign costs to inventories.  Any adjustments to the Company’s financial statements, as a result of adopting section 3031, will be recognized by restating the balance of opening retained earnings.  The Company is currently assessing the impact of this new accounting standard.

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with IFRS by 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

DUNDEE CORPORATION

25.

SUBSEQUENT EVENT

Rights Offering by Eurogas Corporation

On March 14, 2008, Eurogas issued a Rights Offering Circular (the “Offering”) for a maximum issue of 31,143,690 common shares of Eurogas to shareholders of record on March 27, 2008.  Each shareholder is entitled to receive one transferable right (“Right”) for each common share held.  Four Rights entitle the holder to subscribe for and purchase one common share of Eurogas at a price of $0.97 per share on or before April 24, 2008 (“Basic Right”).  Additional subscription privileges exist for each shareholder exercising all of their Basic Rights to subscribe for additional common shares of Eurogas, if any, not taken up on the expiry date.  The maximum gross proceeds of the Offering is $30,209,379 before deduction of estimated expenses of $250,000, excluding any fees or commissions which may be payable to the dealer manager of the Offering.  Gross proceeds of the Offering will be used to fund the exploration, evaluation and development of Eurogas’ oil and gas assets and working capital.  The Company has committed to exercising its Basic Rights to subscribe for additional shares of Eurogas.

DUNDEE CORPORATION

26. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s 2007 and 2006 audited consolidated financial statements have been prepared in accordance with Canadian GAAP.  These principles differ, in the following material respects, with those principles that the Company would have followed had its audited consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).  Canadian GAAP in respect of the consolidated statements of cash flows complies with US GAAP requirements.

AVAILABLE-FOR-SALE SECURITIES

In prior years, the Company’s corporate investments, detailed in note 6 were, carried at cost.  Statement of Financial Accounting Standard (“SFAS”) No. 115 requires that cost accounted investments which meet the available for sale criteria be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.  Unrealized losses on available for sale securities that are determined to be other than temporary are included in operations. In fiscal 2007, as described in note 1, the Company adopted CICA Handbook Section 3855 which has similar requirements to SFAS 115. As a result, beginning in fiscal 2007, there are no continuing US/Canadian GAAP differences in this respect.

FAIR VALUE OPTION

Effective January 1, 2007, the Company early adopted SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities. The Company elected to adopt the fair value option for those investments where it exercises significant influence.  In prior years, such investments were accounted for using the equity method. SFAS 159 requires that the difference between the carrying value, including amounts recorded in other comprehensive income, before the election of the fair value option and the fair value of these investments be recorded as an adjustment to beginning retained earnings.  Effective January 1, 2007, these investments are accounted for at their fair value with the change in the fair value recognized in earnings under US GAAP.  Any interest or dividends earned from these financial instruments are recognized in investment income.  As a result of the early adoption of SFAS 159, the Company no longer recognizes its share of income or loss in respect of these investments, including its share of income recorded in discontinued operations, as would be required pursuant to Canadian GAAP.

FAIR VALUE MEASUREMENTS

The Company was required to adopt SFAS 157 “Fair Value Measurements” in conjunction with early adoption of SFAS 159.  SFAS 157 defines fair value and establishes a framework for measuring fair value.  SFAS 157 provides guidance to existing accounting pronouncements that require or permit fair value measurement.  It does not require any new fair value measurements.  The adoption of SFAS 157 did not impact the Company.

INCOME TAXES

Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”.  The adoption of FIN 48 did not impact the Company.

SHAREHOLDERS’ AGREEMENT

In 2002, the Company and certain of its subsidiaries entered into a shareholders’ agreement with the non-controlling shareholder of DWM, an indirectly held subsidiary.  The terms of the shareholders’ agreement permitted the non-controlling shareholder to require the Company and certain of its subsidiaries to acquire its shares in DWM at fair market value to be determined through an independent valuation process, subject to certain conditions identified in the shareholders’ agreement.  The right was exercisable by the non-controlling shareholder at any time from October 2005 to September 2009.  Prior to October 2005, the right was exercisable by the non-controlling shareholder only under specific conditions, all of which were within the control of the Company and its controlling shareholder.

Pursuant to Canadian GAAP, the non-controlling shareholder’s proportionate claim to equity in DWM was recorded at the book value of the underlying assets and liabilities, with additional disclosure as to the terms of the shareholders’ agreement in the notes to the financial statements.

DUNDEE CORPORATION

Under US GAAP, the non-controlling interest would continue to be classified as non-controlling interest separately from liabilities and equity, but would be re-measured at each balance sheet date based on the estimated fair value of the non-controlling interest.  All changes resulting from re-measurement would be recorded as an adjustment to share capital and would not impact net earnings, other comprehensive income or earnings per share.

In February 2007, DWM’s parent, DundeeWealth, purchased the non-controlling interest in DWM and DWM became a wholly owned subsidiary of DundeeWealth (see note 3).   As a result, in fiscal 2007 there is no longer a US/Canadian GAAP difference in this respect.

STOCK BASED COMPENSATION

Prior to 2006, under US GAAP, the Company followed the principles of Accounting Principles Board (“APB”) No. 25, as amended by SFAS 123, for purposes of measuring stock based compensation following the intrinsic method.  Under this method, any compensation expense, measured as the excess, if any, of the quoted market price of the Company’s shares at the measurement date over the award’s exercise price, would have been reflected over the vesting periods of these awards.  As awards were granted with an exercise price equal to market value or as a result of a prior amendment to the share incentive plan eliminating a cash settlement feature, no compensation expense was recognized under US GAAP.  Pursuant to US GAAP, the amount recorded in contributed surplus is being reclassified to share capital as the options are exercised.

However, effective January 1, 2006, the Company adopted SFAS 123R, which is similar to CICA Handbook Section 3870 “Stock-Based Compensation” that requires the recognition of the fair value of stock options. As a result, the Company has no US and Canadian GAAP differences for options issued after January 1, 2006.

COSTS INCURRED TO SELL REAL ESTATE PROJECTS

Canadian GAAP permits the capitalization of certain selling costs relating to housing and condominium projects, with such amounts being subsequently expensed when revenue is recognized on the sale of a project.  Pursuant to US GAAP, these costs are capitalized only if there is reasonable assurance that these costs will be recovered and that they have been incurred for tangible assets to be used throughout the selling period to assist in the sale of the project or for costs of services to obtain regulatory approval of such sales.

PRE-OPERATING EXPENDITURES

In prior years, the Company incurred pre-operating expenditures incurred in respect of the development of a new business.  Under Canadian GAAP such expenditures were deferred and were being amortized to income over five years. Under US GAAP, such expenditures must be expensed as incurred. In fiscal 2007, the Company disposed of the business and recognized the expenditures in discontinued operations for Canadian GAAP purposes. Under US GAAP, expenditures expensed in prior years have been recognized in discontinued operations.  As a result, the Company has no continuing US and Canadian GAAP difference in this respect.

EQUITY ACCOUNTED INVESTEES IN PRIOR YEARS

Under Canadian GAAP, non-monetary assets acquired in exchange for common shares of the issuing company should be valued at the fair value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired.  The Securities and Exchange Commission’s interpretive response to APB No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for common shares be recorded at the transferor’s historical cost.

Under Canadian GAAP, certain exploration expenditures are deferred.  When properties are brought into commercial production, the deferred costs are amortized.  Under US GAAP, exploration expenditures during the exploration stage prior to determination of the existence of commercially mineable ore bodies are required to be expensed as incurred.

EFFECT OF DIFFERENCES BETWEEN CANADIAN AND US GAAP ON

THE CONSOLIDATED FINANCIAL STATEMENTS

Application of the above referenced standards, as previously described, would have the following approximate effects on the audited consolidated balance sheets and the audited consolidated statements of operations and comprehensive income of the Company as at and for the years ended December 31, 2007 and 2006:

DUNDEE CORPORATION

DIFFERENCES IN THE CONSOLIDATED BALANCE SHEETS	2007	2006
Increase in available for sale securities pursuant to SFAS 115	$ -	$ 238,503
Increase (decrease) in equity accounted investments	124,657	(11,128)
Decrease in corporate investments pursuant to SFAS 115	-	(154,158)
Decrease in capital, real estate and other assets	(7,979)	(5,801)
Decrease in amounts payable	-	(794)
Increase in associated future income tax liabilities	28,566	24,445
Decrease (increase) in non controlling interest	(5,099)	199,228
Decrease in share capital	(249)	(202,793)
Decrease in contributed surplus pursuant to APB No. 25	(1,526)	(1,775)
Increase (decrease) in retained earnings	92,674	(13,477)
Increase in accumulated other comprehensive income	2,312	62,582

As at December 31, 2007, the Company’s shareholders’ equity, prepared in accordance with US GAAP would have been $1,213,467,000 (2006 – $663,842,000).

The following summarizes the consolidated statements of operations amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

DIFFERENCES IN EARNINGS FROM CONTINUING OPERATIONS	2007	2006
Net earnings from continuing operations under Canadian GAAP	$ 277,639	$ 98,582
Adjustments for US GAAP
Realization of gains on sales of available for sale securities pursuant to SFAS 115	-	337
Adjustment for mark-to-market adjustments pursuant to SFAS 159	(88,318)	-
Adjustment to real estate operating costs	(5,514)	(797)
Adjustment to share of earnings from equity accounted investees	(29,932)	(3,970)
Effect of non controlling interest in earnings	740	-
Reduction in income tax expense	40,193	807
Net earnings from continuing operations under US GAAP	$ 194,808	$ 94,959

DIFFERENCES IN EARNINGS FROM DISCONTINUED OPERATIONS (net of tax)	2007	2006
Net earnings (losses) from discontinued operations under Canadian GAAP	$ 16,094	$ (4,893)
Adjustments to US GAAP earnings from discontinued operations
Adjustment for pre-operating expenditures	2,180	908
Adjustment to share of earnings from equity accounted investees	(95,909)	-
Net losses from discontinued operations under US GAAP	$ (77,635)	$ (3,985)

The following summarizes the consolidated statement of comprehensive income amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

DUNDEE CORPORATION

DIFFERENCES IN THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	2007	2006
Net earnings under US GAAP	$ 117,173	$ 90,974
Other comprehensive loss under Canadian GAAP, net of tax	(27,143)	-
Changes in unrealized gains and temporary unrealized losses on
available for sale securities, net of tax	-	31,179
Changes related to accouning for
equity accounted investments, net of tax	10,207	2,142
Changes in foreign currency translation adjustment	-	1,207
	$ 100,237	$ 125,502

The effect of the above changes to the calculation of earnings per share is detailed below.

Earnings per share	Canadian GAAP		US GAAP
	2007	2006	2007	2006
Basic
Continuing operations	$ 3.68	$ 1.31	$ 2.58	$ 1.26
Discontinued operations	$ 0.22	$ (0.06)	$ (1.03)	$ (0.05)
	$ 3.90	$ 1.25	$ 1.55	$ 1.21
Dilutive
Continuing operations	$ 3.49	$ 1.19	$ 2.43	$ 1.14
Discontinued operations	$ 0.29	$ (0.06)	$ (0.89)	$ (0.05)
	$ 3.78	$ 1.13	$ 1.54	$ 1.09

FUTURE ACCOUNTING CHANGES

In December 2007, the FASB issued Standard No. 141 “Business Combinations (revised 2007)” (“SFAS 141R”). SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, at their fair values as of that date, with limited exceptions specified in the Statement.  SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued Standard No. 160 “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

DUNDEE CORPORATION